Exhibit 99.1

Deutsche Bank

General Meeting 2016

Agenda

Passion to Perform

Deutsche Bank
General Meeting 2016
Agenda
Passion to Perform

Contents

1.

Presentation of the established Annual Financial Statements and Management Report for the 2015 financial year, the approved Consolidated Financial Statements and Management Report for the 2015 financial year as well as the Report of the Supervisory Board – 01

2.	Appropriation of distributable profit – 01

3.	Ratification of the acts of management of the members of the Management Board for the 2015 financial year – 01

4.	Ratification of the acts of management of the members of the Supervisory Board for the 2015 financial year – 01

5.	Election of the auditor for the 2016 financial year, interim accounts – 01

6.	Authorization to acquire own shares pursuant to §71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights – 01

7.	Authorization to use derivatives within the framework of the purchase of own shares pursuant to §71 (1) No. 8 Stock Corporation Act – 02

8.	Approval of the compensation system for the Management Board members – 03

9.	Election to the Supervisory Board – 03

10.

Resolution on the consent to a settlement agreement with the former Spokesman of the Management Board Dr. Breuer and to a settlement agreement with the D&O insurers with the participation of Dr. Breuer as well as to a supplementary arbitration agreement to the Coverage Settlement Agreement – 04

Reports and notices:

Ad Items 6 and 7 – 16

Ad Item 10 – 17

Total number of shares and voting rights – 28

Participation in the General Meeting and exercise of voting rights – 28

Exercise of voting rights by authorized representatives – 28

Submitting absentee votes – 29

Requesting documents for the General Meeting – 29

Requests for additions to the Agenda pursuant to §122 (2) Stock Corporation Act – 29

Shareholders’ counterproposals and election proposals pursuant to §126 (1), §127 Stock Corporation Act – 30

Right to obtain information pursuant to §131 (1) Stock Corporation Act – 30

Additional information – 30

Notice on the company’s website – 30

Additional information on Item 9 – Election to the Supervisory Board – 31

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Agenda

We take pleasure in inviting our shareholders to the Ordinary General Meeting convened for Thursday, May 19, 2016, 10 a.m., in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main.

Agenda

1.	Presentation of the established Annual Financial Statements and Management Report for the 2015 financial year, the approved Consolidated Financial Statements and Management Report for the 2015 financial year as well as the Report of the Supervisory Board

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

The reports pursuant to §289 (4) and §315 (4) German Commercial Code that were mentioned individually in the preceding financial years are, in any event, included in the submitted documents as sections of the Management Report and the Group Management Report and no longer require separate mention.

2.	Appropriation of distributable profit

The Management Board and Supervisory Board propose that the distributable profit of €165,256,667.68 million be carried forward to new account and that no dividend be paid.

3.	Ratification of the acts of management of the members of the Management Board for the 2015 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Management Board in office during the 2015 financial year be ratified for this period.

Voting on the ratification of the acts of management under this Agenda Item is intended to be per individual member.

4.	Ratification of the acts of management of the members of the Supervisory Board for the 2015 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Supervisory Board in office during the 2015 financial year be ratified for this period.

5.	Election of the auditor for the 2016 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2016 financial year.

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§37w (5), §37y No. 2 Securities Trading Act) as of June 30, 2016, and the consolidated interim financial statements (§340i (4) German Commercial Code, §37w (7) Securities Trading Act) prepared before the Ordinary General Meeting in 2017.

6.	Authorization to acquire own shares pursuant to §71(1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

The Management Board and Supervisory Board propose the following resolution:

a)

The company is authorized to buy, on or before April 30, 2021, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or – if the value is lower – of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to §71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or

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more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.

b)	The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to §71 (1) No. 8 Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board is also authorized to dispose of the purchased shares against contribution in kind with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company’s business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to use shares purchased on the basis of authorizations pursuant to §71 (1) No. 8 Stock Corporation Act to issue staff shares, with the exclusion of shareholders’ pre-emptive rights, to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board is authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act.

c)	The Management Board is also authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

d)	The presently existing authorization given by the General Meeting on May 21, 2015, and valid until April 30, 2020, to purchase own shares will be cancelled with effect from the time when this new authorization comes into force.

7.	Authorization to use derivatives within the framework of the purchase of own shares pursuant to §71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 6 of this Agenda to acquire own shares pursuant to §71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

The Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 6 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2021.

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The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 6 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

8.	Approval of the compensation system for the Management Board members

Pursuant to §120 (4) Stock Corporation Act, the General Meeting can resolve to approve the system of compensation for the Management Board members. The compensation system for the Management Board members was last approved pursuant to §120 (4) Stock Corporation Act by the General Meeting of Deutsche Bank AG on May 23, 2013. Whereas the increase in the limit for variable compensation resolved by the General Meeting in 2014 essentially only led to adjustments in the volumes of the individual compensation components, without subjecting the system of compensation to structural changes, the Supervisory Board resolved structural changes in October 2015 with effect from January 1, 2016, in the system of Management Board compensation. These changes in the compensation system are aligned in particular to the realignment of the management structure of the bank, whereby the corporate divisions (front offices) are again more directly represented by members on the Management Board. The corporate division-specific requirements and objectives are also to be reflected in the appropriate form in the composition and weighting of the variable compensation components. For this reason, the compensation system is to be submitted to the General Meeting again for approval.

In the Compensation Report, which forms part of the documents relating to Item 1 of this year’s Agenda, the basis for determining the compensation of the Management Board members is described in detail for the 2015 financial year. The new compensation system, which became effective January 1, 2016, is also presented there. Furthermore, an additional document is provided that contains further details on the levels of the individual compensation components (e.g. the target, minimum and maximum values). These documents are available in the Internet at www.db.com/general-meeting, will be sent to shareholders upon request and will also be laid out at the General Meeting.

The Management Board and Supervisory Board propose that the system of compensation for the members of the Management Board be approved.

9.	Election to the Supervisory Board

With effect from October 13, 2015, Mr. Richard Meddings was appointed by the court as a member of the Supervisory Board of Deutsche Bank AG for Mr. John Cryan, who left the Supervisory Board with effect from the close of June 30, 2015. Mr. Meddings’s term of office shall end with the conclusion of the General Meeting on May 19, 2016. Furthermore, Ms. Garrett-Cox’s appointment period as a member of the Supervisory Board ends as scheduled with the conclusion of the General Meeting on May 19, 2016, which means that two new shareholder representatives are to be elected.

Pursuant to §96 (1) and (2), and §101 (1) Stock Corporation Act as well as §7 (1) sentence 1 No. 3 Act Concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals.

The Terms of Reference for the Supervisory Board do not contain any specification regarding joint or separate fulfillment of the gender quotas to fulfill the statutory requirements. Until now neither the shareholder representatives’ side nor the employee representatives’ side has objected to joint fulfillment of the quotas pursuant to §96 (2) sentence 3 Stock Corporation Act. Therefore, the Supervisory Board is to have at least six women and six men in order to fulfill the minimum quota requirements pursuant to §96 (2) sentence 1 Stock Corporation Act.

For many years now, more than 30% of the Supervisory Board members have been women; currently seven of its members are women, i.e. 35%. Also, since 2013, 30% of the shareholder representatives have been women. The minimum requirement is therefore fulfilled and would also be fulfilled following the election of the proposed candidates.

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The Supervisory Board, based on the recommendation of its Nomination Committee, proposes that

a)	Ms. Katherine Garrett-Cox, member of the Supervisory Board of Deutsche Bank Aktiengesellschaft, Brechin, Angus, United Kingdom, and

b)	Mr. Richard Meddings, non-executive board member and Supervisory Board member, Sandhurst, United Kingdom,

be elected to the Supervisory Board as representatives of the shareholders on the Supervisory Board pursuant to §9 (1) sentences 2 to 4 of the Articles of Association for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2020 financial year.

Besides being a member of the Supervisory Board of Deutsche Bank AG, Ms. Garret-Cox is not a member of any supervisory board to be formed by law or other comparable foreign supervisory bodies.

Besides being a member of the Supervisory Board of Deutsche Bank AG, Mr. Meddings is not a member of any supervisory board to be formed by law, but he is a member of the following comparable foreign supervisory bodies:

•	HM Treasury Board

•	Legal & General Group plc

Based on the Supervisory Board’s evaluation, the proposed candidates do not have personal or business relations with Deutsche Bank AG or its Group companies, the executive bodies of Deutsche Bank AG or a shareholder holding a material interest in Deutsche Bank AG which would be subject to disclosure pursuant to No. 5.4.1 of the German Corporate Governance Code.

The election proposal reflects the objectives resolved by the Supervisory Board for its composition pursuant to No. 5.4.1 (2) of the German Corporate Governance Code. Both candidates are far from the regular maximum age limit defined by the Supervisory Board; they have been members of the Supervisory Board for nearly five years and approximately half of a year, respectively, and their memberships would thus be clearly below the intended regular limit for the length of membership specified by the Supervisory Board. Finally, it can be reliably expected – also based on past experience from their work on the Supervisory Board – that they can devote the expected amount of time to their Supervisory Board work.

10.	Resolution on the consent to a settlement agreement with the former Spokesman of the Management Board Dr. Breuer and to a settlement agreement with the D&O insurers with the participation of Dr. Breuer as well as to a supplementary arbitration agreement to the Coverage Settlement Agreement

On March 10/11, 2016, Deutsche Bank AG concluded a settlement agreement (“Liability Settlement Agreement”) with the former Spokesman of its Management Board Dr. Rolf-E. Breuer, against whom the company asserted claims for damages in connection with the interview that Dr. Breuer gave on February 3, 2002, to Bloomberg TV on the subject, among others, of the creditworthiness of the corporate group managed by Dr. Leo Kirch. The full wording of the Liability Settlement Agreement is given in the following:

“Liability Settlement Agreement

between

Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am

Main, represented by the Supervisory Board,

– “Company” –

and

Dr. Rolf-E. Breuer

– “Dr. Breuer” –

– Company and Dr. Breuer jointly the “Parties” –

Preamble

(1)	On 3 February 2002, the spokesman of the Management Board of the Company, Dr. Rolf-Ernst Breuer, gave an interview on the subject, among others, of the creditworthiness of the corporate group managed by Dr. Leo Kirch (“Kirch Group”) to Bloomberg TV at the World Economic Forum in New York (“Bloomberg Interview”). On 7 May 2002, Dr. Leo Kirch then filed suit before the District Court (Landgericht – LG) Munich I against the Company and Dr. Breuer seeking a declaratory judgment that the Company and Dr. Breuer should be found liable for all damages incurred and to be incurred in future to him and his assigns, i.e. to Taurus Holding GmbH & Co. KG and PrintBeteiligungs GmbH, from the Bloomberg Interview. By judgment of 24 January 2006 (case ref. XI ZR 384/03), the Federal High Court of Justice (Bundesgerichtshof – BGH) found with final res judicata effect that the Company and Dr. Breuer, as debtors jointly and severally liable to Dr. Kirch, were obliged on the merits, by reason of assigned rights, to compensate PrintBeteiligungs GmbH for damages incurred and to be incurred in future to the latter from the Bloomberg Interview. Based on this judgment, Dr. Kirch, on 22 May 2007, filed an action for performance based on claims assigned by PrintBeteiligungs

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GmbH with the LG Munich I by which he claimed (as far as an amount was mentioned) damages amounting to EUR 1.3 billion plus interest from the Company and Dr. Breuer. In the first instance, the action was dismissed in its entirety by judgment of the LG Munich I (case ref. 33 O 9550/07) of 22 February 2011. After the death of Dr. Kirch on 14 July 2011, the case continued to be pursued by darpar Einhundertundachtunddreißigste Vermögensverwaltungs GmbH as his legal successor before the Court of Appeals (Oberlandesgericht – OLG) Munich (case ref.19 U 924/11).

(2)	On 31 December 2005, KGL Pool GmbH, to which previously 17 companies of the Kirch Group had assigned their (potential) damage claims, filed a combined disclosure and declaratory action (Auskunfts- und Feststellungsklage) before the LG Munich I. By pleading dated 28 December 2007, KGL Pool GmbH extended its action and named the demanded amount, then seeking payment of approx. EUR 2.0 billion in damages plus interest from the Company and Dr. Breuer as joint debtors (Gesamtschuldner). After the LG Munich I had dismissed the action of KGL Pool GmbH on 31 March 2009, the case continued to be pursued before the OLG Munich (case ref. 5 U 2472/09). The OLG Munich, by partial basic and partial final judgment (Teilgrund- und Teilendurteil) of 14 December 2012, found against the Company and Dr. Breuer on the merits as jointly and severally liable debtors for payment of compensation for the damage allegedly having been incurred to Kirch Media GmbH & Co. KGaA from the sale of 70 million ordinary shares of ProSiebenSat.1 Media AG at a price of EUR 7.50 per share. The court moreover found that the Company and Dr. Breuer were obliged as jointly and severally liable debtors to pay compensation for the damage allegedly having incurred or to be incurred in future to the other companies belonging to the Kirch Group. The OLG Munich denied leave to appeal on points of law (Revision) before the BGH. On 12 March 2013, the Company and Dr. Breuer lodged an appeal against the denial of leave to appeal (case ref. VI ZR 111/13).

(3)	On 20 February 2014, the Company, without the involvement of Dr. Breuer, entered into a comprehensive settlement with darpar Einhundertachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH which provided, among other things, for a payment by the Company to darpar Einhundertachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH of EUR 775 million plus interest in the amount of five per cent from 24 March 2011 plus a cost lump sum in the amount of EUR 40 million (“Kirch Settlement Agreement”). The Kirch Settlement Agreement also provides that the Company and also darpar Einhundertundachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH shall not assert any further claims, whether known or unknown and regardless of the legal reason, resulting from or in connection with the Bloomberg-Interview against each other or against former or present members of corporate bodies, employees or former employees of the Company or rather against Mrs. Ruth Kirch, Dr. Bernd Kuhn or Dr. Oliver Krauß and that no restitution actions or other remedies may be lodged; this also includes any actions which have been referred to as in the second application of the complaint filed by KGL on 31 December 2005 in the latest version. According to the Kirch Settlement Agreement, darpar Einhundertachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH warrant that Mrs. Ruth Kirch, Dr. Bernd Kuhn and Dr. Oliver Krauß also will not raise any claims to the aforementioned extent. According to the Kirch Settlement Agreement the Company warrants that Dr. Breuer will not raise the aforementioned claims and undertakes not to support any other former or present members of corporate bodies, employees or former employees in this regard (the aforementioned obligations will be together herein- after referred to as “Standstill Obligations undertaken in the Kirch Settlement Agreement”).

(4)	The total amount of EUR 927,852,739.72 deducting taxes was paid by the Company to darpar Einhundertundachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH on 20 February 2014. In return, the companies of the Kirch Group withdrew their actions. Both the Company and Dr. Breuer agreed to such withdrawal of actions.

(5)	By letter of 19 September 2014, the Company claimed compensation from Dr. Breuer for damages suffered due to the Bloomberg Interview. The Company, Dr. Breuer and the Insurers are of divergent opinions on whether Dr. Breuer, due to the Bloomberg Interview, violated his duties as spokesman of the Management Board of the Company and is liable for the damages suffered by the Company. The Company and Dr. Breuer have conducted intense discussions on the resolution of the dispute and on the settlement of the damages suffered by the Company.

(6)

The Company entered into D&O insurance contracts with several insurers for the year 2002 (“D&O Insurance Program 2002”), according to which Dr. Breuer is among the insured persons. The D&O Insurance Program 2002 consists of a primary insurance policy and a number of excess insurance policies. The Company, Dr. Breuer and the insurers of the D&O Insurance Program 2002 are of divergent opinions on whether the insurers are obliged to regulate the damages suffered by the Company. The Company and Dr. Breuer have also conducted intense discussions with the insurers on the resolution of the dispute and on the settlement of the damage suffered by the Company. In this context, an agreement has been reached that the insurers of the D&O Insurance Program

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2002 shall undertake to pay a total settlement amount of EUR 100.26 million (less the deductibles to be borne by Company in the aggregate amount of EUR 10.1825 million) as part of the settlement agreement to be entered into with the Company and Dr. Breuer (“Coverage Settlement Agreement”). It is planned that the D&O insurers agree to this Liability Settlement Agreement entered into by and between the Company and Dr. Breuer within the Coverage Settlement Agreement.

(7)	In order to prevent possible recourse claims against Dr. Breuer from becoming time-barred during the court proceedings and during the settlement negotiations conducted with the D&O insurers and Dr. Breuer after the conclusion of the Kirch Settlement Agreement, the Company and Dr. Breuer entered into a process agreement dated 22 March/2 April 2006, in which Dr. Breuer temporarily waived the statute of limitation with regard to any claims for compensation of the Company. The waiver of the statute of limitation has been extended several times, last extended by means of a fifth amendment to the process agreement dated on 22 March/2 April 2006, which has been entered into as of the date of the conclusion of this Liability Settlement Agreement. The waiver elapses (i) at the end of 30 June 2017 if the condition precedent according to Section 3 paragraph 1 of this Liability Settlement Agreement is not fulfilled until 31 December 2016, (ii) six months after an approval resolution of the Company’s Annual General Meeting with respect to this Liability Settlement Agreement has been declared void final and res judicata and/or its invalidity is determined to be final and res judicata or (iii) six months after this Liability Settlement Agreement becomes void and/or null due to other reasons, any of the parties of the Liability Settlement Agreement or the Coverage Settlement Agreement has asserted that in writing and the Company’s Chairman of the Supervisory Board has been informed of the facts leading to invalidity and/or nullity as well as the fact that the invalidity and/or nullity has been asserted by any of the parties of the Liability Settlement Agreement or the Coverage Settlement Agreement in writing (the process agreement together with any side letters hereinafter referred to as “Waiver of the Statute of Limitation”).

(8)	The Company and Dr. Breuer both intend to avoid a continuation of the dispute regarding the consequences of the Bloomberg Interview in both sides’ interest and intend to resolve the dispute by way of a final settlement.

Now, therefore, the Parties agree as follows:

§1 Obligation Dr. Breuer

(1)	Without precedent or acknowledgement of a legal duty due to or in connection with the Bloomberg Interview, Dr. Breuer agrees to pay an amount of EUR 3,200,000.00 (in words: three million two hundred thousand Euro and zero Cent) to the Company (“Individual Contribution”). The Individual Contribution shall be owed in addition to the payments of the D&O Insurers of the D&O Insurance Program 2002 under the Coverage Settlement Agreement. To which extent the D&O Insurers of the D&O Insurance Program 2002 hold Dr. Breuer harmless from the liability claims asserted by the Company is stipulated in the Coverage Settlement Agreement conclusively.

(2)	The Company shall inform Dr. Breuer in writing whether actions for rescission and/ or nullification were brought within the statutory contestation period against the General Meeting’s consent resolution regarding this Liability Settlement Agreement and/or the Coverage Settlement Agreement. In case an action against the Annual General Meeting’s consent resolution is brought within the statutory contestation period, Dr. Breuer’s Individual Contribution is due at the latest one week after the Company has informed Dr. Breuer in writing of the final and res judicata dismissal of such action if Dr. Breuer has provided security for the Individual Contribution at the latest one week after the notification pursuant to sentence 1 by way of providing a permanent, unconditional bank guarantee payable on first demand of B. Metzler seel. Sohn & Co. KGaA in which the pleas of depositation, contesting, offsetting and of unexhausted remedies are excluded. If Dr. Breuer does not provide security to the company pursuant to the preceding sentence 3, the Individual Contribution shall remain due one week after the Company’s notification pursuant to sentence 1; in this case, Dr. Breuer is no longer entitled to provide security pursuant to the preceding sentence 3.

(3)	Dr. Breuer hereby waives any and all possible claims (in particular for reimbursement of payments, expenses, costs or damages) against the Company due to or in connection with the Bloomberg Interview. The Company accepts this waiver. To the extent the Company fulfills such claims before this agreement becomes effective, i.e. in particular bears or reimburses payments, expenses, costs or damages, Dr. Breuer is – unless otherwise stated in the following sentence 4 – not obliged to any back-payment. The Parties agree that possibly still existing claims of Dr. Breuer against the existing criminal legal protection insurance (Agreement R 9112801300 of GSM Gesellschaft für Straf- und Manager-Rechtsschutz GmbH) up to the insured sum subject to possible repayment obligations of Dr. Breuer due to that policy shall remain unaffected by this waiver.

(4)	Dr. Breuer commits to the Company to comply with the Company’s Standstill Obligations undertaken in the Kirch Settlement Agreement.

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§2 Settlement and Indemnification

(1)	Any and all known or unknown claims of the Company against Dr. Breuer connected directly or indirectly to the Bloomberg Interview, regardless of their legal basis, in particular including the claims asserted in the letter of 19 September 2014, – except otherwise stated in the following sentence 2 – shall be settled at the time the total Individual Contribution is paid. The liability claim shall be upheld to the amount the company has registered a claim of EUR 10,982,549.60 with the OSD Office of the Special Deputy Receiver (Mrs. Lauren Smolucha, 222 Merchandise Mart Plaza, Suite 2 960, Chicago, Illinois 60654-1309, USA) as Liquidator of Lumbermens Mutual Casualty Company i.L. in order to enforce the coverage claims resulting from the Excess Layer Agreement concluded on 12 November 2001 with Lumbermens Mutual Casualty Company i.L. (Cover Note ref.FV027351a007, insured sum EUR 204,516,752.48 (DM 400 million) xs. EUR 255,645,940.60 (DM 500 million), 5.37% of 100%). Dr. Breuer hereby assigns his coverage claims resulting from the aforementioned Excess Layer Agreement to the Company. The Company accepts this assignment. Dr. Breuer’s individual obligations shall irrespectively be commercially limited to the Individual Contribution pursuant to section 1 paragraph 1. Should claims be asserted against Dr. Breuer in connection with the enforcement of coverage claims against Lumbermens Mutual Casualty Company i.L., the Company shall indemnify Dr. Breuer from adequate costs in connection with the defense against such assertion of claims to the extent such costs are not covered by the provision pursuant to section 2 of the Coverage Settlement Agreement.

(2)	The Company shall indemnify Dr. Breuer of any claims that may be raised against him by darpar Einhundertachtunddreißigste Vermögensverwaltungs GmbH, KGL Pool GmbH, Mrs. Ruth Kirch, Dr. Bernd Kuhn or Dr. Oliver Krauß in noncompliance with the Standstill Obligations undertaken in the Kirch Settlement Agreement. The indemnification shall include the indemnification of adequate costs connected to the defense against such claims to the extent such costs are not covered by the provision pursuant to section 2 of the Coverage Settlement Agreement.

(3)	The Company shall furthermore indemnify Dr. Breuer from recourse claims raised against him by third parties after darpar Einhundertachtunddreißigste Vermögensverwaltungs GmbH, KGL Pool GmbH, Mrs. Ruth Kirch,
Dr. Bernd Kuhn or Dr. Oliver Krauß have raised claims in noncompliance with the Standstill Obligations undertaken in the Kirch Settlement Agreement against these third parties. The indemnification shall include the indemnification of adequate costs connected to the defense against such claims to the extent such costs are not covered by the provision pursuant to section 2 of the Coverage Settlement Agreement.

(4)	Dr. Breuer shall notify the Company of any claims raised within the scope of paragraph 2 and 3 or any announcement of such claims without delay in writing. Dr. Breuer agrees not to enter into a waiver, settlement or other binding agreement regarding such claims without the Company’s consent. The Company is entitled to take any legally permissible measures to defend against or otherwise settle such claims on behalf of Dr. Breuer under observance of his interests. Dr. Breuer shall assist the Company in the defense against or other settlement of such claims and shall act on its instructions.

(5)	Dr. Breuer’s claims under paragraph 2 and paragraph 3 shall become time-barred at the latest when the Company’s claims against Einhundertachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH to observe the Standstill Obligations undertaken in the Kirch Settlement Agreement become time-barred.

§3 Effective Date

(1)	This agreement shall become effective (condition precedent), when the ordinary Annual General Meeting of the Company in the year 2016 resolves to consent to this Liability Settlement Agreement and the Coverage Settlement Agreement without any objection being raised in the minutes by a minority of shareholders whose aggregate holding amounts to ten per cent of the registered share capital of the Company (section 93 paragraph 4 sentence 3 German Stock Corporation Act (Aktiengesetz–AktG)).

(2)

In the case that the Coverage Settlement Agreement does not become effective due to the consent of the ordinary Annual General Meeting in the year 2016 or the nullity and/or invalidity of the Coverage Settlement Agreement between the Company and at least one of the participating insurers is determined to be final and res judicata or an action for rescission (Anfechtungsklage) or an action for nullification (Nichtigkeitsklage) against the Company’s Annual General Meeting’s consent resolution to the Coverage Settlement Agreement is final and res judicata successful, the validity of this Liability Settlement Agreement, with exception of this paragraph 2 and section 4 paragraph 1, shall also lapse retroactively. The payments received pursuant to section 1 paragraph 1 and section 2 paragraph 1 to 3 shall be reimbursed within two weeks

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from final res judicata finding on the nullity or invalidity of the Coverage Settlement Agreement. Any offsetting or exertion of withholding rights is insofar excluded.

§4 Final Provisions

(1)	There are no side agreements to this Liability Coverage Agreement. Dr. Breuer’s Waiver of the Statute of Limitation is not a side agreement to this Liability Settlement Agreement. Its validity is independent from the validity of this Liability Settlement Agreement.
(2)	Any changes and amendments to this Liability Settlement Agreement shall require written form pursuant to section 126 of the German Civil Code (Bürgerliches Gesetzbuch – BGB) to the exclusion of section 127 paragraph 2 of the BGB. This shall also apply to any amendment of this requirement for written form.
(3)	This Liability Settlement Agreement shall be subject to German law to the exclusion of the provisions of conflict-of-law rules. The place of performance for all payments to be made on the basis of this Liability Settlement Agreement shall be Frankfurt am Main.
(4)	Should any provision of this Liability Settlement Agreement be or become invalid or impracticable in part or in whole, or should its performance reveal any gaps, the validity of the remaining provisions shall not be affected thereby. In this case the invalid, impracticable or missing provision shall be replaced by such reasonable and legally valid provision coming closest to the economic purpose which the Parties intended or would have intended if they had considered such invalidity, impracticability or gap in the provisions.

Frankfurt am Main,	Frankfurt,
March 11, 2016	March 10, 2016
(Dr. Rolf-E. Breuer’s signature)	(Dr. Paul Achleitner’s signature)”

The validity of the Liability Settlement Agreement is subject to the condition pursuant to §93 (4) sentence 3 of the Stock Corporation Act that the General Meeting consents to it and that no minority of shareholders whose aggregate holding equals or exceeds one-tenth of the share capital raises an objection to be recorded in the minutes. The additional conditions precedent for the Liability Settlement Agreement to become effective can be found in its wording and in the summarizing report of the Supervisory Board and Management Board regarding this Agenda Item 10.

Furthermore, on March 17/18/21/22, 2016, Deutsche Bank AG as the policy holder of a financial liability insurance policy for members of its management bodies and employees (D&O Insurance) concluded a settlement agreement with the Insurers of the primary insurance policy and the total of nine “excess insurance policies” of the D&O Insurance and Dr. Breuer on the claims from the insurance policies for the insurance year 2002 (“Coverage Settlement Agreement”). The full wording of the Coverage Settlement Agreement is given in the following:

“COVERAGE SETTLEMENT AGREEMENT

between

1.	Zurich Insurance plc (Niederlassung für Deutschland), formerly Zürich Versicherung AG (Niederlassung für Deutschland), Solmsstrasse 27-37, 60486 Frankfurt am Main, Germany,

“Zurich”

2.	Allianz Global Corporate & Specialty SE, Königinstrasse 28, 80802 Munich, Germany,

“Allianz”

3.	CHUBB Insurance Company of Europe SE, Grafenberger Allee 295, 40237 Düsseldorf, Germany,

“Chubb”

4.	AXA Corporate Solutions Deutschland, Colonia-Allee 10, 51067 Cologne, Germany,

“AXA”

5.	AIG Europe Ltd., Direktion für Deutschland, Speicherstr. 55, 60327 Frankfurt am Main, Germany,

“AIG”

6.	CNA Insurance Company Ltd., 20 Fenchurch Street London EC3M 3BY, UK,

“CNA”

7.	Underwriting members of XL Syndicate No. 861 and XL Syndicate No. 1209, Lloyd’s, One Lime Street, London, EC3M 7HA, UK,

“XL Syndicates”

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8.	Underwriting members of Lloyd’s Syndicates 702, 1239 and 1400, whose registered office is situated at 20 Fenchurch Street, London EC3M 3AZ, UK, represented by Markel Syndicate Management Limited

“Markel”

9.	MSI Corporate Capital Ltd. as sole corporate member of Syndicate 3210 at Lloyd’s, One Lime Street, London, EC3M7HA,UK,

“Mitsui”

10.	Travelers Casualty and Surety Company of Europe Limited (formerly: Gulf Insurance Company UK Ltd.), Exchequer Court, 33 St. Mary Axe, London, EC3A 8AG, UK,

“Gulf”

11.	HCC Global Financial Products S.L., Unipersonal, formerly MAG GLOBAL GROUP S.L., Unipersonal, Torre Diagonal Mar, Josep Pla 2, 10th Floor, 08019 Barcelona, Spain,

“HCC”

12.	Hartford Fire Insurance Company, One Hartford Plaza, Hartford, CT 06155, USA,

“Hartford”

13.	American International Reinsurance Company Ltd., as legal successor to Starr Excess Liability Insurance International Ltd., 27 Richmond Road, American International Building, Pembroke HM 08, Bermuda,

“AIRCO”

14.	XL Insurance Company SE, as legal successor to XL Europe Ltd., XL House, 70 Gracechurch Street, London, EC3V 0XL, UK,

“XL”

15.	Liberty Mutual Insurance Europe Limited, trading as Liberty Specialty Markets, 20 Fenchurch Street, London, EC3M 3AW, UK,

“Liberty”

all of the above collectively “the Insurers” and each individually “the Insurer”

and

16.	Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany,

“DB”

17.	Dr. Rolf-Ernst Breuer

“Dr. Breuer”

the Insurers, DB and Dr. Breuer collectively “the Parties” and each individually “the Party”

PREAMBLE:

(1)	DB entered into the D&O insurance contracts below with the Insurers (“D&O Program 2002”). The D&O Program 2002 consists of a primary insurance policy and nine excess insurance policies. The insurance sum of the D&O Program 2002 totals €500 million, with the fifth and, in part, seventh excess layer falling under the deductible of DB and coverage gaps existing due to the change of currency from DM to €. Specifically, the following insurance contracts were entered into:

a)	Primary policy, policy number 890.100.090.002

Insurance sum €25 million

Leading underwriter Zurich (50%), co-insurer

Allianz (50%)

Insured term:

1 January 2002 to 1 January 2003

(“Primary Policy”)

b)	First excess policy, policy number 890.100.090.100

Insurance sum €25 million xs. €25 million

Leading underwriter Zurich (50%), co-insurer

Allianz (50%)

Insured term:

1 January 2002 to 1 January 2003

(“First Excess Policy”)

c)	Second excess policy, policy number 7023-1236

Insurance sum €25,564,594.06 (DM 50 million) xs.

€51,129,188.12 (DM 100 million)

Insurer Chubb

Insured term:

1 January 2002 to 31 December 2002

(“Second Excess Policy”)

d)	Third excess policy, policy number

XDE 000 3203 LI 02 A

Insurance sum €25.564 million xs. €76.693 million

Insurer AXA

Insured term:

1 January 2002 to 31 December 2002

(“Third Excess Policy”)

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e)	Fourth excess policy, policy number

IHV 90/493/9900899/001

Insurance sum €25 million xs. €100 million

Insurer Allianz

Insured term:

1 January 2002 to 1 January 2003

(“Fourth Excess Policy”)

f)	Fifth excess policy

Insurance sum €25 million xs €125 million

Deductible of DB

(“Fifth Excess Policy”)

g)	Sixth excess policy, policy number Y 55 151 2371

Insurance sum €51,129,188.12 (DM 100 million) xs.

€153,387,564.36 (DM 300 million)

Insurer AIG

Insured term:

1 October 2001 to 31 December 2002

(“Sixth Excess Policy”)

h)	Seventh excess policy, policy number 7042-8688 Insurance sum €51,129,188.12 (DM 100 million) xs.

€204,516,752.48 (DM 400 million)

Leading underwriter Chubb (50%), co-insurer CNA

(15%), deductible DB (35%) Insured term:

1 October 2001 to 31 December 2002 (“Seventh Excess Policy”)

i)	Eighth excess policy, policy numbers FV027350a007, FV027351a007, FV027352a007, FV027353a007 Insurance sum

€204,516,752.48 (DM 400 million) xs.

€255,645,940.60 (DM 500 million)

XL Insurance Company SE (12.5%); XL Syndicate No. 1209 (7.58%), XL Syndicate No. 861 (4.27%),

Gulf (13,43%), Markel (13.43%, consisting of Syndicate 702 (7.9%), Syndicate 9131 (1.58%), Syndicate

1400 (3.95%)), Mitsui (7.9%), HCC (7.9%), Hartford

(13.43%), AIRCO (13.75%), Lumbermens Mutual

Casualty Company i.L. (5.37%), CNA (0.44%) Insured term:

1 October 2001 to 1 October 2002 (“Eighth Excess Policy”)

j)	Ninth excess policy, policy number FV027750a007 Insurance sum €51,129,188.12 (DM 100 million) xs.

€460,162,693.08 (DM 900 million)

Insurer Liberty

Insured term:

1 October 2001 to 1 October 2002 (“Ninth Excess Policy”)

Insurance cover is governed by the insurance terms and conditions set forth in the Primary Policy of the D&O Program 2002 and in accordance with the excess policies entered into with the respective excess insurers. Lumbermens Mutual Casualty Company i.L., which participates in the Eighth Excess Policy, is in liquidation; the competent liquidator (OSD Office of the Special Deputy Receiver, 222 Merchandise Mart Plaza, Suite 2 960, Chicago, Illinois 60654-1309, USA) has refused to join this coverage settlement agreement at the time of its conclusion, for which reason the settlement agreement at hand shall be concluded independently from the further fate of the coverage claim against Lumbermens Mutual Casualty Company i.L.

(2)	On 3 February 2002, the spokesman of the Management Board of DB, Dr. Rolf-Ernst Breuer, gave an interview on the subject, among others, of the creditworthiness of the corporate group managed by Dr. Leo Kirch (“Kirch Group”) to Bloomberg TV at the World Economic Forum in New York (“Bloomberg Interview”). On 7 May 2002, Dr. Leo Kirch then filed suit before the District Court (Landgericht – LG) Munich I against DB and Dr. Breuer seeking a declaratory judgment that DB and Dr. Breuer should be found liable for all damages incurred and to be incurred in future to him and his assigns, i.e. to Taurus Holding GmbH & Co. KG and PrintBeteiligungs GmbH, from the Bloomberg Interview. By judgment of 24 January 2006 (case ref.XI ZR 384/03), the Federal High Court of Justice (Bundesgerichtshof – BGH) found with final res judicata effect that DB and Dr. Breuer, as debtors jointly and severally liable to Dr. Kirch, were obliged on the merits, by reason of assigned rights, to compensate PrintBeteiligungs GmbH for damages incurred and to be incurred in future to the latter from the Bloomberg Interview. Based on this judgment, Dr. Kirch, on 22 May 2007, filed an action for performance based on claims assigned by PrintBeteiligungs GmbH with the LG Munich I by which he claimed damages amounting to ca. €1.3 billion (to the extent quantified concretely) plus interest from DB and Dr. Breuer. In the first instance, the action was dismissed in its entirety by judgment of the LG Munich I (case ref. 33 O 9550/07) of 22 February 2011. After the death of Dr. Kirch on 14 July 2011, the case continued to be pursued by darpar Einhundertundachtunddreißigste Vermögensverwaltungs GmbH as his legal successor before the Court of Appeals (Oberlandesgericht – OLG) Munich (case ref. 19 U 924/11).

(3)

On 31 December 2005, KGL Pool GmbH, to which previously 17 companies of the Kirch Group had assigned their (potential) damage claims, filed a combined disclosure and declaratory action (Auskunfts- und Feststellungsklage) before the LG Munich I. By pleading dated 28 December 2007, KGL Pool GmbH extended and quantified its action, then seeking payment from DB and Dr. Breuer of approx. €2 billion in damages plus interest

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as jointly and severally liable debtors. After the LG Munich I had dismissed the action of KGL Pool GmbH on 31 March 2009, the case continued to be pursued before the OLG Munich (case ref. 5 U 2472/09). The OLG Munich, by partial basic and partial final judgment (Teilgrund- und Teilendurteil) of 14 December 2012, found against DB and Dr. Breuer on the merits as jointly and severally liable debtors for payment of compensation for the damage allegedly having been incurred to Kirch Media GmbH & Co. KGaA from the sale of 70 million ordinary shares of ProSiebenSat.1 Media AG at a price of €7.50 per share. The court moreover found that DB and Dr. Breuer were obliged as jointly and severally liable debtors to pay compensation for the damage allegedly having incurred or to be incurred in future to the other companies belonging to the Kirch Group. The OLG Munich denied leave to appeal on points of law (Revision) before the BGH. On 12 March 2013, DB and Dr. Breuer lodged an appeal against the denial of leave to appeal (case ref. VI ZR 111/13).

(4)	On 20 February 2014, DB, without the involvement of Dr. Breuer, entered into a comprehensive settlement with darpar Einhundertachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH which provided, among other things, for a payment by DB to darpar Einhundertachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH of €775 million plus interest in the amount of five per cent from 24 March 2011 plus a cost lump sum in the amount of €40 million. The total amount of €927,852,739.72 deducting taxes was paid by DB to darpar Einhundertachtunddreißigste Vermögensverwaltungs GmbH and KGL Pool GmbH on 20 February 2014. In return, the companies of the Kirch Group withdrew their actions.

(5)	By letter of 19 September 2014, DB claimed compensation from Dr. Breuer for damages incurred in connection with the Bloomberg Interview. DB, Dr. Breuer and the Insurers are of divergent opinions on whether Dr. Breuer, by the Bloomberg Interview, breached his duties as spokesman of the Board of Management of DB and is liable for the damage suffered by DB. Moreover, there are diverging opinions between DB, Dr. Breuer and the Insurers as to whether the coverage claims asserted are well-founded. DB, Dr. Breuer and the Insurers, in respect of both the liability and the coverage questions, have conducted intense discussions on the resolution of the dispute and on the settlement of the damage incurred to DB.

(6)	Under the Primary Policy, Zurich and Allianz have so far assumed costs amounting to €9,443,355.88 for defending Dr. Breuer against claims for damages in connection with the Bloomberg Interview.

(7)	DB and Dr. Breuer entered into a liability settlement agreement (“Liability Settlement Agreement”) subject to the consent by the annual general meeting of DB in 2016 and the validity of the present settlement agreement.
Forming an integral part of this Liability Settlement Agreement is the full and final settlement of all liability claims of DB against Dr. Breuer from the Bloomberg Interview, with the exception of Dr. Breuer’s personal contribution to compensation of the damages of DB as agreed in the Liability Settlement Agreement.

(8)	By the present settlement agreement, the Parties hereby intend, without prejudice, without acknowledgement of a legal obligation, and maintaining their respective positions on liability and coverage, to conclude an exhaustive settlement (“Coverage Settlement Agreement”) also with respect to the coverage claims under the D&O Program 2002 possibly resulting from the claims asserted against Dr. Breuer by reason of the Bloomberg Interview.

NOW, THEREFORE, the Parties agree as follows:

§1 Payments by Insurers

(1)	To settle the claim set forth in the Preamble under the D&O Program 2002, the Insurers hereby undertake to pay to DB a total amount of €100.26 million (“Total Settlement Amount”) in accordance with the provisions set out below, less the deductibles to be borne by DB pursuant to para. 5, 6 below as well as the defence costs already paid and yet to be paid pursuant to para. 2 lit. a) below, to the account:

IBAN DExx50070010000xxxxxxxx

BIC DEUTDEFFXXX

at DB. The Insurers herewith grant their consent to the Liability Settlement Agreement.

(2)	Pursuant to their respective participation ratio in the Primary and Excess Policies of the D&O Program 2002 (cf. para. 1 of the Preamble), the Insurers, as severally liable debtors, shall bear the following shares in the Total Settlement Amount pursuant to para. 1 above:

a)	the Insurers participating in the Primary Policy and in the First Excess Policy as severally liable debtors a total amount of €22.73 million of which €13.18 million is attributable to the Primary Policy and €9.55 million to the First Excess Policy, as follows:

a.	Zurich €11.365 million of which €6.59 million is attributable to the Primary Policy and €4.775 million to the First Excess Policy

b.	Allianz €11.365 million of which €6.59 million is attributable to the Primary Policy and €4.775 million to the First Excess Policy less the payments already paid under the Primary Policy to Dr. Breuer as provisionally granted defence coverage (cf. para. 6 of the Preamble) or yet to be paid up to entry into force of the Coverage Settlement Agreement, whose recovery is waived by the Insurers participating in the Primary Policy;

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of the amount remaining after deduction of the defence costs pursuant to the above paragraph, a provision for any future payments under the D&O Program 2002 in the amount of €10 million (“Provision”) shall be formed on an account to be opened and administered by Zurich at DB. Use and settlement of the Provision shall be governed by §2 of this Coverage Settlement Agreement;

Zurich and Allianz shall directly transfer the amount of €5 million, respectively, owed as Provision to the account to be opened and administered by Zurich pursuant to the above paragraph. Zurich and Allianz shall transfer the remaining share of the Total Settlement Amount falling upon them, respectively, to the account specified by DB in accordance with §1 para. 1.

b)	the Insurers participating in the Second Excess Policy, €9.09 million,

c)	the Insurers participating in the Third Excess Policy, €8.64 million,

d)	the Insurers participating in the Fourth Excess Policy, €7.73 million,

e)	the Insurers participating in the Sixth Excess Policy, €12.5 million,

f)	the Insurers participating in the Seventh Excess Policy, as severally liable debtors – according to their respective participation as reflected in para. 1 lit. h) of the Preamble – €8.75 million, less the deductible of €3.0625 million to be borne by DB (cf. para. 5 below),

g)	the Insurers participating in the Eighth Excess Policy, as severally liable debtors – according to their respective participation as reflected in para. 1 lit. i) of the Preamble – €20.45 million,

h)	the Insurers participating in the Ninth Excess Policy, €3.25 million,

(hereinafter in each case “Settlement Amount”). The shares of the Total Settlement Amount falling upon the individual Insurers are listed in Annex 1 to this Coverage Settlement Agreement.

(3)	The amounts pursuant to §1 para. 2 shall be due for payment one month after the day of the annual general meeting of DB in 2016.

(4)	Each Insurer shall be entitled to pay the partial amount of the Settlement Amount allocated to it pursuant to §1 para. 2 prior to such amount becoming due.

(5)	By reason of the agreed deductibles and the coverage gaps resulting from the change of currency (cf. para. 1 of the Preamble), DB shall bear a share of €7.12 million of the Total Settlement Amount as deductible in the Fifth Excess Policy and a share of €3.0625 million as deductible in the Seventh Excess Policy itself, i.e. €10.1825 million in total.

(6)	If and to the extent to which the coverage claims against Lumbermens Mutual Casualty Company i.L., which were filed by DB in the amount of €10,982,549.60 with the OSD Office of the Special Deputy Receiver (Mrs. Lauren Smolucha, 222 Merchandise Mart Plaza, Suite 2 960, Chicago, Illinois 60654-1309, USA) as the liquidator responsible for Lumbermens Mutual Casualty Company i.L., should not or partially not be fulfilled due to the liquidation of Lumbermens Mutual Casualty Company i.L. (e.g. due to lacking assets (Masseunzulänglichkeit) or other circumstances that are caused by the liquidation proceedings) or due to other reasons, DB shall also bear the partial share in the Total Settlement Amount falling upon Lumbermens Mutual Casualty Company i.L. within the Eighth Excess Policy of €1,098,165 as a deductible. In this case, the deductible born by DB totally amounts up to €11,280,665. The coverage claims against Lumbermens Mutual Casualty Company i.L. shall remain unaffected in the full amount in accordance with §3 para. 1 of this Coverage Settlement Agreement.

§2 Provision for future insurance payments

(1)	From the Provision to be formed pursuant to §1 para. 2 lit. a), insurance cover shall be granted only subject to the insurance conditions specified in para. 1 of the Preamble (i.e. in accordance with the rights and obligations of the Parties as defined therein, including any potential refund claims of the Insurers, e.g. in the case of any final res judicata establishment of a deliberate breach of duty; any repayments shall be made to the account administered by Zurich pursuant to §1 para. 2 lit. a) and shall be disbursed subject to para. 3 below) and to the provisions of this §2. Hereunder, insurance cover shall extend only to the judicial and extra judicial defence of any unfounded claims and the satisfying of any founded claims (including any other claims for reimbursement of costs according to the general terms and conditions of the Primary Policy) that might be made in connection with the factual situation as described in the Preamble against current, former or future directors and officers of DB including Dr. Breuer.

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Costs, if any, for the defence of Dr. Breuer in connection with a possible assertion of claims against Dr. Breuer in order to pursue claims of DB against Lumbermens Mutual Casualty Company i.L. shall be deducted from the Provision.

(2)	Zurich shall administer the Provision as leading Primary Insurer of the D&O Program 2002. It shall be authorized to settle claims pursuant to para. 1 if the claims in its view are founded or, in the case of dispute, an amicable agreement or other favorable resolution can be achieved.

(3)	Settlement of the Provision by Zurich shall take place with effect on 31 December 2018. In the event that on 31 December 2018 claims falling under para. 1 should be asserted at court, settlement shall be made by Zurich only if a final res judicata decision on the claims has been made. The provision amount not used by this point in time shall be paid out to DB within four weeks to the account set forth in §1 para. 1.

(4)	The account-keeping fees for the account to be administered by Zurich shall be borne by DB and can be set off against the Provision. Any applicable interest shall be charged or credited to DB.

(5)	The Insurers of the Second to Ninth Excess Policies do not assume any obligation pursuant to this §2.

§3 Exhaustion of D&O Program 2002

(1)	On full payment of the respective Settlement Amounts by the Insurers pursuant to §1 para. 2 lit. a) to h) of this Coverage Settlement Agreement, the insurance sums of all insurance policies belonging to the D&O Program 2002 – with the exception of the participation of Lumbermens Mutual Casualty Company i.L. in the Eighth Excess Policy – shall be deemed to have been fully exhausted and any and all coverage claims which have been made, or could have been made, or could still be made under any of the insurance policies belonging to the D&O Program 2002 shall be deemed fully released. Exhaustion shall occur in favor of those Insurers who fully paid their respective Settlement Amounts pursuant to §1 para. 2 lit. a) to h) of this Coverage Settlement Agreement, irrespective of whether other Insurers also paid their respective Settlement Amounts. Claims to future payments or to refund of payments made may be asserted only subject to this Coverage Settlement Agreement. Dr. Breuer declares his express agreement with this provision. Dr. Breuer knows that the Insurers do not grant coverage for his personal contribution to compensation according to the Liability Settlement Agreement and agrees that DB waives the right to claim coverage in this Coverage Settlement Agreement as far as Dr. Breuer’s personal contribution to compensation is concerned.

(2)	If one or more Insurer(s) is being asserted claims against by an insured person, an insured entity or a third party out of or in connection with the insurance contracts listed in para. 1 of the Preamble, DB undertakes, to the extent permitted by law, to bear the costs for the judicial and extra judicial defence of the coverage claims and to indemnify and hold the Insurers harmless from any final and res judicata coverage claims, final and enforceable arbitral awards and from any expenditures for the avoidance of the provisional enforceability of a non-final and res judicata court decision. For this purpose, the Insurers will inform DB without undue delay of the assertion of such claims. Insurers are obliged to take all measures necessary for the defence of claims. Notwithstanding this Coverage Settlement Agreement, the Insurers remain entitled to raise any coverage related objections and exercise any right to unilaterally alter a legal relationship (Gestaltungsrecht). DB and the Insurer that is asserted claims against decide by consensus on the legal adviser to be instructed in order to defend such claims.

(3)	Para. 2 above does not apply to claims restricted to the Provision to be formed pursuant to §1 para. 2 lit. a) and administered pursuant to §2.

(4)	The Insurers waive enforcement of any compensation claims of Dr. Breuer against third parties or against one of the Parties to this Coverage Settlement Agreement which have been transferred or should in future be transferred to the Insurers pursuant to section 86 (1) sentence 1 German Insurance Contract Act (Versicherungsvertragsgesetz - VVG; new version) / section 67 (1) sentence 1 VVG (old version). Any third party shall be entitled to raise this waiver as an objection to the Insurers.

§4 Effective date

(1)	This Coverage Settlement Agreement shall take effect when

a)	all Parties have signed and

b)	the annual general meeting of DB in 2016 resolves the consent to the Liability Settlement Agreement as well as this Coverage Settlement Agreement without any objection being raised in the minutes by a minority of shareholders whose aggregate holding amounts to ten per cent of the registered share capital of DB (section 93 (4) sentence 3 German Stock Corporation Act (Aktiengesetz – AktG)).

DB shall inform the Insurers immediately of the fulfilment of conditions precedent lit. a) and b) above and provide the Insurers with the respective proof.

(2)	For this Coverage Settlement Agreement to take effect, it is not required that all Parties sign on a uniform document. Rather, it suffices for each Party to send one signed counterpart of this Coverage Settlement Agreement to all other Parties by fax or e-mail. Moreover, each party shall send one signed signature page of the Coverage Settlement Agreement for each of the Parties and itself

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within five business days after the conclusion of this Coverage Settlement Agreement to Dr. Mirjam Boche, ARQIS Rechtsanwälte, Hammer Str. 19, 40219 Düsseldorf, Germany. Each party herewith authorizes Dr. Boche to join together the signature pages in each case to one countersigned original of the Coverage Settlement Agreement for each of the Parties and to send one original to each of the Parties.

(3)	The validity of this Coverage Settlement Agreement shall initially remain unaffected, i.e. the payments pursuant to §1 para.2 shall be made upon maturity of the same (§1para.3), if

a)	an action for nullification (Nichtigkeitsklage) pursuant to section 249 of the AktG and/or an action for rescission (Anfechtungsklage) pursuant to section 246 of the AktG is brought against the consenting resolutions of the annual general meeting pursuant to para.1 lit. b), and/or

b)	the nullity and/or voidability of the Liability Settlement Agreement is otherwise asserted by one of the Parties to the Liability Settlement Agreement or a third party.

(4)	If the nullity and/or invalidity of the Liability Settlement Agreement is determined to be final and res judicata or an action for rescission (Anfechtungsklage) or an action for nullification (Nichtigkeitsklage) against the resolution of the general meeting of DB consenting to the Liability Settlement Agreement is granted with final and res judicata effect, the validity of this Coverage Settlement Agreement, with the exception of this para. 4, shall also lapse retroactively. The payments received pursuant to §1 para.2 as well as §2 para.3 sentence 2 shall be reimbursed to the respective Insurer within a period of two weeks from the final res judicata determination of the nullity or invalidity of the Liability Settlement Agreement or the judgment granted with final and res judicata effect in an action for rescission (Anfechtungsklage) or an action for nullification (Nichtigkeitsklage) against the resolution of the general meeting of DB consenting to the Liability Settlement Agreement is rendered and at an interest rate of 2 percentage points above the base rate from the date of their payment until reimbursement.

(5)	In the event that this Coverage Settlement Agreement should be null and void or invalid between DB and one or several Insurers, the nullity or invalidity shall also apply between all other contracting parties. §4 para. 4 sentence 2 of this Agreement shall remain unaffected and shall apply mutatis mutandis.

§5 Final provisions

(1)	There are no side agreements to this Coverage Settlement Agreement apart from the arbitration agreement concluded between the Parties. Any changes and amendments to this Coverage Settlement Agreement shall require written form pursuant to section 126 of the German Civil Code (Bürgerliches Gesetzbuch - BGB) to the exclusion of section 127 (2) of the BGB. This shall also apply to any amendment of this requirement for written form.

(2)	This Coverage Settlement Agreement shall be subject to German law to the exclusion of the provisions of conflict-of-law rules. The place of performance for all payments to be made on the basis of this Agreement shall be Frankfurt am Main, Germany.

(3)	For all disputes arising in connection with this Coverage Settlement Agreement or its validity, the arbitration agreement concluded between the Parties is applicable.

(4)	Should any provisions of this Coverage Settlement Agreement be or become invalid or impracticable in part or in whole, or should its performance reveal any gaps, the validity of the remaining provisions shall remain unaffected thereby. In this case the invalid, impracticable or missing provision shall be replaced by such reasonable and legally valid provision coming closest to the economic purpose which the Parties intended or would have intended if they had considered such invalidity, impracticability or gap in the provisions.

(5)	The Parties hereby undertake to treat this Coverage Settlement Agreement as confidential until 28 March 2016, unless they are required by law or vis-à-vis regulatory authorities to make disclosure thereof or such disclosure is for the purpose of performing this agreement or is made in the course of the ordinary business of Insurers, namely vis-à-vis reinsurers or auditors. Any press releases shall be issued only by mutual consent between Zurich and DB.

(6)	The German version of this Coverage Settlement Agreement is legally decisive, only.”

(Signatures)

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Annex 1:

Layer	Share	Insurer	%	Exposure
Primary policy	13,180,000	Zurich	50%	6,590,000
		Allianz	50%	6,590,000
First excess policy	9,550,000	Zurich	50%	4,775,000
		Allianz	50%	4,775,000
Second excess policy	9,090,000	Chubb	100%	9,090,000
Third excess policy	8,640,000	AXA	100%	8,640,000
Fourth excess policy	7,730,000	Allianz	100%	7,730,000
Fifth excess policy	7,120,000	Deductible	100%	7,120,000
Sixth excess policy	12,500,000	AIG	100%	12,500,000
Seventh excess policy	8,750,000	Chubb	50%	4,375,000
		CNA	15%	1,312,500
		Deductible	35%	3,062,500
Eighth excess policy	20,450,000	XL Syndikate	11.85%	2,423,325
		XL	12.50%	2,556,250
		Gulf	13.43%	2,746,435
		Markel	13.43%	2,746,435
		Mitsui	7.90%	1,615,550
		HCC	7.90%	1,615,550
		Hartford	13.43%	2,746,435
		AIRCO	13.75%	2,811,875
		Lumbermens	5.37%	1,098,165
		CNA	0.44%	89,980
Ninth excess policy	3,250,000	Liberty	100%	3,250,000
Total	100,260,000			100,260,000

The Liability Settlement Agreement and the Coverage Settlement Agreement mutually depend on each other for their validity. As a result, the invalidity and/or nullity of the Liability Settlement Agreement leads to the invalidity or nullity of the Coverage Settlement Agreement and vice versa.

The validity of the Coverage Settlement Agreement is also subject to the condition that the General Meeting consents to it and that no minority of shareholders whose aggregate holding equals or exceeds one-tenth of the share capital raises an objection to be recorded in the minutes.

In supplement to the Coverage Settlement Agreement, the parties to the Coverage Settlement Agreement entered into an Arbitration Agreement on March 17/18/19/21/22/23, 2016. The full wording of the Arbitration Agreement is given in the following:

“ARBITRATION AGREEMENT

(Same parties as in the Coverage Settlement Agreement)

PREAMBLE:

By letter of 19 September 2014, DB claimed compensation from Dr. Breuer for damages incurred in connection with the interview given by Dr. Breuer to the TV channel Bloomberg TV on 3 February 2002. Following intensive negotiations, DB, Dr. Breuer and the Insurers concluded a coverage settlement agreement in order to settle their dispute about the existence of coverage claims under the D&O insurance program of DB for the insurance period 2002 regarding to the above-mentioned damage claims.

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Now, therefore, the Parties agree as follows:

All disputes arising in connection with the coverage settlement agreement concluded between the Parties or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The place of the arbitration shall be Frankfurt am Main. The number of arbitrators shall be three. The language of the arbitration proceedings shall be German.”

(Signatures)

The Arbitration Agreement, due to its close connection to the Coverage Settlement Agreement, which it refers to, is also submitted to the General Meeting for its consent as a precautionary measure.

More detailed explanations of the Liability Settlement Agreement and the Coverage Settlement Agreement, along with the Arbitration Agreement, are given together in the report of the Supervisory Board and Management Board regarding this Agenda Item 10.

The Supervisory Board and Management Board therefore propose the following resolution:

Consent is granted to the Liability Settlement Agreement between Deutsche Bank AG and Dr. Breuer dated March 10/11, 2016, as well as to the Coverage Settlement Agreement between Deutsche Bank AG and the Insurers of the primary insurance policy and the total of nine “excess insurance policies” of the D&O Insurance and Dr. Breuer dated March 17/18/21/22, 2016, along with the Arbitration Agreement, dated March 17/18/19/21/22/23, 2016, as a supplement to the Coverage Settlement Agreement.

Reports and notices

Ad Items 6 and 7:

Report of the Management Board to the General Meeting pursuant to §71 (1) No. 8 in conjunction with §186 (4) Stock Corporation Act

Under Item 6 of the Agenda, the company is to be authorized to purchase its own shares; Item 7 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5% of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase take account of the principle of equal treatment of shareholders. As a rule, the maturity of the options will not exceed 18 months. In connection with share-based remuneration components which must be granted as deferred compensation over a multiple-year period and are to be subject to forfeiture pursuant to the regulations applicable to banks at least for management board members and employees whose activities have a material impact on the overall risk profile of the bank, the use of call options with longer maturities is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank AG will only acquire such longer-term options on shares corresponding to a volume of no more than 2% of the share capital.

Under Item 6 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of own funds capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies, shareholdings in companies or other assets that serve to advance the company’s business operations subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies, shareholdings in companies or other assets. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.

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Over and above this, the authorization makes it possible, in the case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company and its affiliated companies or to service option rights and/or purchase rights or purchase obligations relating to the company’s shares that were granted to employees and members of the executive and non-executive management bodies of the company and its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part, the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense. The authorization is intended to increase the available scope in this respect. The situation is similar in cases in which purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies of the company or its affiliated companies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to §186 (3) sentence 4 Stock Corporation Act with respect to the re-sale against cash payment of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre- emptive rights enables Management to take advantage of favorable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue amount and thus to strengthen own funds capital to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, shares may only be sold with the exclusion of shareholders’ pre-emptive rights, based on §186 (3) sentence 4 Stock Corporation Act, up to the maximum limit specified therein of 10% of the share capital. To be counted towards this maximum limit of 10% are shares that were issued or sold during the validity of this authorization with the exclusion of pre-emptive rights in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory notes or participatory notes with warrants if these bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Ad Item 10:

Joint report of the Supervisory Board and the Management Board regarding Item 10 of the Agenda

By putting the settlement agreements to a vote under Item 10 of the Agenda, Deutsche Bank AG (the “Company”) is pursuing the objective to basically conclude the legal disputes lasting more than ten years between Dr. Leo Kirch, now deceased, and the corporate group he managed (the “Kirch Group”), on the one hand, and the Company and its former Management Board Spokesman Dr. Rolf-E. Breuer, on the other, as well as their handling. After the Company concluded a comprehensive settlement (“Kirch Settlement Agreement”) on February 20, 2014, without the involvement of Dr. Breuer, with darpar Einhundertundachtunddreißigste Vermögensverwaltungs GmbH (“darpar”) as the legal successor of Dr. Kirch and KGL Pool GmbH (“KGL Pool”), which ended the legal disputes with the Kirch Group, a resolution by way of settlement is also to be reached not only with regard to Dr. Breuer’s responsibility and to the Company’s existing recourse claims against him, but also with regard to the D&O insurers’ obligation to provide coverage.

At the time the resolution was adopted on the invitation to this year’s General Meeting, the criminal proceedings being heard before the District Court (LG) Munich I (5 KLs 401 Js 160239/11), in which Dr. Breuer has been charged with attempted trial fraud, have not yet been concluded. These trial proceedings are also directed against other former management body members and one current management body member; two of

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the former management body members are also charged with false unsworn testimony. In parallel, at the time the resolution was adopted on the invitation to this year’s General Meeting, additional investigative proceedings by the Munich I Public Prosecutor were ongoing in connection with Kirch-related matters, including an investigative proceeding which is also directed at Dr. Breuer. The outcome of criminal proceedings has no bearing on the Supervisory Board and Management Board’s proposed settlement concept, which addresses the civil law liability of Dr. Breuer vis-à-vis the Company.

The proposed settlement concept consists of, on the one hand, a Liability Settlement Agreement of the Company with Dr. Breuer and, on the other hand, a Coverage Settlement Agreement between the Company, the D&O insurers and Dr. Breuer, along with a supplementary Arbitration Agreement to the Coverage Settlement Agreement.

1.	Background

a.	The Bloomberg interview

On February 3, 2002, Dr. Breuer, in his capacity at the time as Spokesman of the Company’s Management Board, gave an interview, on the sidelines of the World Economic Forum in New York, to Bloomberg TV on the subject, among others, of the creditworthiness of the Kirch Group (“Bloomberg Interview”). In the period that followed, insolvency proceedings were opened in relation to various Kirch Group companies, which ultimately led to the financial collapse of the Kirch Group. Dr. Kirch subsequently asserted the accusation that the collapse of the Kirch Group was caused in part by the Bloomberg Interview and claimed that he and various Kirch Group companies were therefore entitled to claims for damages at an aggregate amount of several billion euros against the Company and Dr. Breuer.

b.	The Kirch proceedings

On May 7, 2002, Dr. Kirch filed suit before the District Court (LG) Munich I against the Company and Dr. Breuer seeking a declaratory judgement that the Company and Dr. Breuer should be found liable for all damages incurred and to be incurred in future to him and his assigns, i.e. Taurus Holding GmbH & Co. KG and PrintBeteiligungs GmbH (“Print”), from the Bloomberg Interview. By judgement of January 24, 2006, (case ref. XI ZR 384/03), the Federal Court of Justice (BGH) found with final res judicata effect that the Company and Dr. Breuer, as debtors jointly and severally liable to Dr. Kirch, were obliged on the merits, by reason of assigned rights, to compensate Print for damages incurred and to be incurred in future to the latter from the Bloomberg Interview. The action was dismissed on all other points.

Based on this judgement, Dr. Kirch, on May 22, 2007, filed an action for performance with the District Court (LG) Munich I by which he claimed damages (to the extent concretely quantified) amounting to €1.3 billion plus interest from the Company and Dr. Breuer. In the first instance, the action was dismissed in its entirety by judgement of the District Court (LG) Munich I (case ref. 33 O 9550/07) of February 22, 2011. After the death of Dr. Kirch on July 14, 2011, the case continued to be pursued by darpar as his legal successor before the Higher Regional Court (OLG) Munich (case ref. 19 U 924/11). A judgement on the legal action was not handed down because the Company reached an out-of-court settlement with darpar in February 2014 (see below, section 1.c.).

Within the framework of another legal action, the Kirch Group combined its (potential) claims for damages in a special purpose vehicle, KGL Pool. 17 companies of the Kirch Group assigned their (potential) damage claims to this company. On December 31, 2005, KGL Pool filed a combined disclosure and declaratory action (Auskunfts- und Feststellungsklage) before the District Court (LG) Munich I. By pleading dated December 28, 2007, KGL Pool extended its action and named the demanded amount, then seeking payment of €2.0 billion in damages plus interest from the Company and Dr. Breuer. After the District Court (LG) Munich I had dismissed the action of KGL Pool on March 31, 2009, the case continued to be pursued before the Higher Regional Court (OLG) Munich (case ref. 5 U 2472/09). The Higher Regional Court (OLG) Munich, by partial basic and partial final judgement (Teilgrund- und Teilendurteil) of December 14, 2012, found against the Company and Dr. Breuer on the merits as jointly and severally liable debtors for payment of compensation for the damage allegedly having been incurred to Kirch Media GmbH & KGaA from the sale of 70 million ordinary shares of ProSiebenSat. 1 Media AG at a price of €7.50 per share. The court moreover found that the Company and Dr. Breuer were obliged as jointly and severally liable debtors to pay compensation for the damage allegedly having incurred or to be incurred in future to the other companies belonging to the Kirch Group. The Higher Regional Court (OLG) Munich denied leave to appeal on points of law before the Federal Court of Justice (BGH). The Company and Dr. Breuer lodged an appeal against the denial of leave to appeal on March 12, 2013 (case ref. VI ZR 111/13). The proceedings on the amount of compensation remained with the Higher Regional Court (OLG) Munich. Judgements were not issued on the appeal against the denial of leave to appeal and on the amount proceedings because the Company reached an out-of-court settlement with KGL Pool in February 2014 (see below, section 1.c.).

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c.	The Kirch Settlement Agreement

On February 20, 2014, the Company, without the involvement of Dr. Breuer, entered into a comprehensive settlement with darpar and KGL Pool – the Kirch Settlement Agreement – which provides, among other things, for a payment by the Company to darpar and KGL Pool of €775 million plus interest in the amount of five percent from March 24, 2011, plus a cost lump sum in the amount of €40 million. The Kirch Settlement Agreement also provides that the Company as well as darpar and KGL Pool shall not assert any further claims, whether known or unknown and regardless of the legal reasons, resulting from or in connection with the Bloomberg Interview against each or against the Company’s former or incumbent management body members, employees or former employees, or against Mrs. Ruth Kirch, Dr. Bernd Kuhn or Dr. Oliver Krauß, and in this context shall also not file any legal actions for restitution or other means of legal recourse. According to the Kirch Settlement, darpar and KGL Pool warrant that Mrs. Ruth Kirch, Dr. Bernd Kuhn and Dr. Oliver Krauß will also not raise any claims to the extent specified above. According to the Kirch Settlement Agreement, the Company warrants that Dr. Breuer will not raise any such claims and undertakes not to support any other former or incumbent members of management bodies, employees or former employees in this regard. For the further details regarding the contents of the Kirch Settlement Agreement, reference is made to the wording published in the Bundesanzeiger (Federal Gazette) (company notice pursuant to §248a Stock Corporation Act of February 24, 2014, in the “Business disclosures” area).

On the basis of the Kirch Settlement Agreement, the Company paid a total amount of €927,852,739.72. This sum, after deducting taxes, was paid to darpar and KGL Pool on February 20, 2014. In exchange, darpar (case ref. 19 U 924/11) and KGL Pool (case ref. 5 U 2472/09; case ref. VI ZR 111/13) withdrew their legal actions. Both the Company and Dr. Breuer agreed to such withdrawal of actions. The Kirch Group’s claims to damages asserted against Dr. Breuer were assigned by way of the Kirch Settlement Agreement to the Company (§426 (2) sentence 1 German Civil Code). Furthermore, the parties to the Kirch Settlement Agreement undertook to work towards the prompt ending of all other litigation cases pending at the time between the Company and the Kirch side as well as any other legal disputes. To fulfill this obligation, in particular, the Kirch party’s actions for the rescission and for the annulment of the resolutions of the Company’s General Meeting were withdrawn.

d.	Damages

The quantifiable damages incurred by the Company in connection with the Bloomberg Interview and through the subsequent court proceedings and legal disputes with the Kirch Group amount to around €1 billion. This comprises the settlement amount from the Kirch Settlement Agreement, as well as the costs for attorneys and advisors incurred by the Company. The legal expenses incurred for the joint defence of Dr. Breuer and the Company in the proceedings filed by the Kirch side come to around €19 million. Around €9 million of this was reimbursed to the Company by the D&O insurers. This corresponds to nearly half of the costs incurred and as a result to the portion attributable to Dr. Breuer. The total costs for legal expenses and advisors incurred by the Company in connection with Kirch-related matters come to an amount of around €43 million. This also includes Dr. Breuer’s legal expenses covered by the Company of around €630,000.00, which were not reimbursed by the D&O insurers or other insurers.

2.	Liability Settlement Agreement and Coverage Settlement Agreement

a.	Claims asserted by the Company against Dr. Breuer

With the involvement of external advisors, the Company’s Supervisory Board reviewed whether the Company is entitled to claims to compensation for damages against Dr. Breuer based on these incidents. The review came to the conclusion that claims to compensation for damages prospectively exist against Dr. Breuer. Through the Bloomberg Interview, Dr. Breuer breached his duties to exercise due care towards the Company in accordance with §93 (1) sentence 1 Stock Corporation Act. The breach of duty arises from his duty, as Management Board Spokesman, to comply with legal and contractual obligations (Legalitätspflicht), which prohibits him from any kind of legal violations, also in particular within the relationship between the customer and the Company. By judgement of January 24, 2006 (case ref. XI ZR 384/03), the Federal Court of Justice (BGH) found with final and res judicata effect that such a breach of duty had occurred in the relationship with Print. The Company also incurred damages through the Bloomberg Interview (see section 1.d.). The Supervisory Board therefore was obliged to assert claims to compensation for damages against Dr. Breuer.

By letter of September 19, 2014, the Company claimed compensation from Dr. Breuer for damages it incurred due to the Bloomberg Interview. The claims for damages asserted by the Company in the claims letter cover both the claims the Company is entitled to on the grounds of liability of management body members (D&O liability) pursuant to §93 (2) Stock

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Corporation Act as well as the claims based on a joint and several debtor adjustment (§426 German Civil Code), in particular with regard to the claims for damages against Dr. Breuer that passed over to the Company. Dr. Breuer rejected these claims and holds that he did not breach his duties as Management Board Spokesman, nor cause compensable damages as a result. Furthermore, he contests that the Kirch Group would have been entitled to claims to compensation for damages against him.

b.	D&O Insurance Program 2002

Within the framework of a D&O insurance policy, in the event that a claim is asserted against an insured person for compensation for damages, the insurer undertakes to cover the costs of the defence against the asserted claims and to indemnify the person insured from justified claims, i.e. to fulfill the obligation to provide compensation for damages covered within the framework of the insured sum. Dr. Breuer, as an incumbent member of the Management Board at the time of the Bloomberg Interview, and now a former member, is among the persons insured under the D&O insurance program taken out by the Company for the year 2002 (“D&O Insurance Program 2002”), which is based on a primary policy and nine further excess insurance policies as well as numerous insurance contracts. Within each of the total of ten layers of the D&O Insurance Program 2002, a specific insurance sum is provided for, whereby the excess insurance policies each build on the insurance sum of the directly preceding layer (see the table below). Together, the primary policy and the excess policies form the total insurance sum of the D&O Insurance Program 2002, which in principle aggregates to €500 million. There are reductions from this sum, on the one hand, because the insurance contracts intended for the 5th and portions of the 7th excess policies could not be concluded and the intended insurance sums were therefore not provided for. Therefore, the Company cannot demand any payments or can only demand payments reduced in their amounts from these excess policies; the Company must bear the charges that were intended to be covered by these excess policies either partially or in full (as a so-called deductible). On the other hand, the insurance sums are still specified in some excess policies in DM, which led to further gaps in coverage upon the change of currency from DM to EUR in 2002. Upon considering these deduction items, the de facto insurance sum amounts to around €450 million.

Specifically, the following insurers participated in the D&O Insurance Program 2002 with the following insurance sums:

•	Primary policy: Zurich Insurance plc Niederlassung für Deutschland (50%), Allianz Global Corporate & Specialty SE (50%), insured term: January 1, 2002 to January 1, 2003, insurance sum: €25 million.

•	1st excess policy: Zurich Insurance plc Niederlassung für Deutschland (50%), Allianz Global Corporate & Specialty SE (50%), insured term: January 1, 2002 to January 1, 2003, insurance sum: €25 million in excess of €25 million.

•	2nd excess policy: CHUBB Insurance Company of Europe SE, insured term: January 1, 2002 to December 31, 2002, insurance sum: €25,564,594.06 (DM 50 million) in excess of €51,129,188.12 (DM 100 million).

•	3rd excess policy: AXA Corporate Solutions Deutschland, insured term: January 1, 2002 to December 31, 2002, insurance sum: €25.564 million in excess of €76.693 million.

•	4th excess policy: Allianz Global Corporate & Specialty SE, insured term: January 1, 2002 to January 1, 2003, insurance sum: €25 million in excess of €100 million.

•	5th excess policy: Deductible of the Company, insurance sum: €25 million in excess of €125 million.

•	6th excess policy: AIG Europe Ltd., insured term: October 1, 2001 to December 31, 2002, insurance sum: €51,129,188.12 (DM 100 million) in excess of €153,387,564.36 (DM 300 million).

•	7th excess policy: CHUBB Insurance Company of Europe SE (50%), CNA Insurance Company Ltd. (15%), deductible of the Company (35%), insured term: October 1, 2001 to December 31, 2002, insured sum: €51,129,188.12 (DM 100 million) in excess of €204,516,752.48 (DM 400 million).

•	8th excess policy: Various insurers in the Anglo-American market participated: Certain Underwriters at Lloyd’s London/ Travelers Casualty and Surety Company of Europe Limited/ HCC Global Financial Products S.L. Unipersonal / Hartford Fire Insurance Company / CNA Insurance Company Ltd. / Lumbermens Mutual Casualty Company (in Liquidation) / American International Reinsurance Company Ltd. / XL Insurance Company SE, insured term: October 1, 2001 to October 1, 2002, insurance sum: €204,516,752.48 (DM 400 million) in excess of €255,645,940.60 (DM 500 million).

•	9th excess policy: Liberty Mutual Insurance Europe Limited, insured term: October 1, 2001 to October 1, 2002, insurance sum €51,129,188.12 (DM 100 million) in excess of €460,162,693.08 (DM 900 million).

Some of the Company’s original contract partners within the framework of the D&O Insurance Program 2002 have been replaced in the meantime by legal successors who are specified in the list above.

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c.	Settlement agreements with Dr. Breuer and the D&O Insurers

The Company has conducted intensive discussions with Dr. Breuer and the Insurers of the D&O Insurance Program 2002 on the resolution of the dispute and on the settlement of the damages incurred. The discussions led to the result that on March 10/11, 2016, the Company and Dr. Breuer reached a settlement agreement (“Liability Settlement Agreement”) which is subject to the condition precedent of the consent of the General Meeting and which is being submitted to the General Meeting on May 19, 2016, under Agenda Item 10 for its consent. A settlement agreement was also reached with the D&O Insurers of the D&O Insurance Program 2002 with the involvement of Dr. Breuer in March 2016 (“Coverage Settlement Agreement”), which is also subject to the condition precedent of the consent of the General Meeting and which is being submitted to the General Meeting on May 19, 2016, under Agenda Item 10 for its consent. As a supplement to the Coverage Settlement Agreement, an Arbitration Agreement was reached to cover all potential disputes arising from the Coverage Settlement Agreement or disputes regarding its validity. The supplementary Arbitration Agreement to the Coverage Settlement Agreement is being submitted to the General Meeting on May 19, 2016, for its consent as a precautionary measure.

In order to prevent possible recourse claims against Dr. Breuer from becoming time-barred during the ongoing court proceedings and during the settlement negotiations initiated with the D&O insurers and Dr. Breuer after the conclusion of the Kirch Settlement Agreement, the Company and Dr. Breuer entered into a process agreement in which Dr. Breuer temporarily waived the defence of the statute of limitations (time-barring) with regard to any recourse claims of the Company. The waiver of the defence of the statute of limitations has been extended several times and was last extended on March 10/11, 2016, by means of a fifth addendum to the process agreement. The waiver of the statute of limitations ends accordingly (i) at the close of June 30, 2017, if the Company’s Ordinary General Meeting does not resolve by December 31, 2016, to consent to the Liability Settlement Agreement between the Company and Dr. Breuer, as well as to the Coverage Settlement Agreement between the Company, Dr. Breuer and the D&O Insurers of the D&O Insurance Program 2002, without an objection being raised by a minority of shareholders whose aggregate holding equals or exceeds 10% of the share capital to be recorded in the minutes, or (ii) six months after the date on which a consent resolution of the Company’s General Meeting with respect to the Liability Settlement Agreement has been declared void with final and res judicata effect and/or its nullity is determined to be final and res judicata, or (iii) six months after the date on which the Liability Settlement Agreement become voids and/or invalid due to other reasons and this is asserted in writing by one of the parties to the Liability Settlement Agreement or the Coverage Settlement Agreement and the Chairman of the Company’s Supervisory Board has been informed of the facts leading to invalidity and/or nullity as well as of the fact that the invalidity and/or nullity has been asserted by one of the parties of the Liability Settlement Agreement or the Coverage Settlement Agreement in writing.

Furthermore, during the ongoing proceedings and during the settlement discussions initiated after concluding the Kirch Settlement Agreement, the Company also obtained statements of the waiver of the defence of the statute of limitations (time-barring) from the D&O Insurers with regard to the legal claims to coverage from the D&O Insurance Program 2002. In parallel to the negotiations on the Coverage Settlement Agreement, the D&O Insurers participating in the Coverage Settlement Agreement further extended their waiver statements on the statute of limitations in February and March 2016. The waiver of the defence of the statute of limitations in relation to the legal claims to coverage from the D&O Insurance Program 2002 ends accordingly (i) at the close of June 30, 2017, if the Company’s Ordinary General Meeting does not resolve by December 31, 2016, to consent to the Liability Settlement Agreement between the Company and Dr. Breuer as well as to the Coverage Settlement Agreement between the Company, Dr. Breuer and the D&O Insurers of the D&O Insurance Program 2002, without an objection being raised by a minority of shareholders whose aggregate holding equals or exceeds 10% of the share capital to be recorded in the minutes, or (ii) six months after the date on which a consent resolution of the Company’s General Meeting with respect to the Liability Settlement Agreement between the Company and Dr. Breuer and/or to the Coverage Settlement Agreement between the Company, Dr. Breuer and the D&O Insurers of the D&O Insurance Program 2002 has been declared void with final and res judicata effect and/or its nullity is determined to be final and res judicata, or (iii) six months after the date on which the Liability Settlement Agreement and/or the Coverage Settlement Agreement become void and/or invalid due to other reasons and this is asserted in writing by one of the parties to the Liability Settlement Agreement or the Coverage Settlement Agreement and the Chairman of the Company’s Supervisory Board has been informed of the facts leading to invalidity and/or nullity as well as of the fact that the invalidity and/or nullity has been asserted by one of the parties of the Liability Settlement Agreement or the Coverage Settlement Agreement in writing. Furthermore, the decisive provision on time-barring set out in the old version of the Insurance Contract Act (§12 VVF a.F.) continues to apply, i.e. a statute of limitations period can not start until there is a definitive rejection of coverage.

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3.	Legal basis for the General Meeting proposal

Pursuant to §93 (4) sentence 3 Stock Corporation Act, the Company can only waive or reach a settlement on claims for damages against (former) Management Board members if three years have passed since the claim has arisen, the General Meeting consents to it and no minority of shareholders whose aggregate holding equals or exceeds one-tenth of the share capital raises an objection to be recorded in the minutes.

This requirement applies initially to the Liability Settlement Agreement. The three-year period since the Company’s claims for damages against Dr. Breuer arose has expired. Decisive for the start of the expiry period is the date on which the claim arose, which is the first occurrence of damages. This date is more than three years ago as the Company incurred the first damages, at the latest, when the costs for legal advice and defense expenses in connection with the Kirch proceedings were incurred. For this reason, the General Meeting can now vote on the conclusion of the Liability Settlement Agreement.

The requirement for the General Meeting’s participation applies not only to the Liability Settlement Agreement but also to the Coverage Settlement Agreement with the D&O Insurers. This arises merely from the fact that the Liability Settlement Agreement will only become effective if the Coverage Settlement Agreement also becomes effective, and vice versa. Both settlement agreements form one unit (for further details see section 4.b.). Due to the close connection to the Coverage Settlement Agreement, which the supplementary Arbitration Agreement applies to, the Arbitration Agreement is also being submitted to the General Meeting for its consent within the framework of the proposed concept for the settlement.

4.	Liability Settlement Agreement

The wording contained in the Liability Settlement Agreement is given in the invitation to the General Meeting under Agenda Item 10.

a.	Material points of the Liability Settlement Agreement

In the Liability Settlement Agreement, Dr. Breuer undertakes to pay an individual contribution amounting to €3.2 million towards the adjustment of the claim. The individual contribution is owed in addition to the payments by the D&O Insurers in accordance with the Coverage Settlement Agreement; the Company shall thus receive compensation for the damages it incurred in connection with the Bloomberg Interview in the form of the payments by the D&O Insurers in accordance with the Coverage Settlement Agreement and the individual contribution from Dr. Breuer from the Liability Settlement Agreement.

The individual contribution of €3.2 million provided for in the Liability Settlement Agreement from Dr. Breuer is the result of the Company’s negotiations with Dr. Breuer. The individual contribution that the Supervisory Board called for from Dr. Breuer is based on double the currently applicable amount of the statutory, mandatory deductible under corporate law for a D&O liability insurance policy. §93 (2) sentence 3 Stock Corporation Act provides that a deductible of no less than ten percent of the damages up to an amount of at least 1.5 times the amount of the fixed annual compensation of a Management Board member is to be agreed if the Company takes out insurance to cover risks of a Management Board member arising from his work for the Company. In this context, the Supervisory Board took Dr. Breuer’s fixed annual compensation over the year before he left the Company’s Management Board in May 2002 as the basis. Dr. Breuer’s fixed base salary amounted to €1 million until December 31, 2001, and €1.15 million starting January 1, 2002.

The regulation of §93 (2) sentence 3 Stock Corporation Act does not actually apply directly to the measurement of the individual contribution (deductible) within the framework of a liability settlement agreement. It was not introduced until a few years after Dr. Breuer’s breach of duty through the Bloomberg Interview. However, the Supervisory Board believes this regulation provides a meaningful point of reference for the measurement of the individual contribution due to the legislative intent it expresses. It reflects the amount, based on the legislators’ views, that creates a sanction that effectively influences behavior, on the one hand, but that does not inappropriately impact a management board member, on the other. As the damages the Company incurred in connection with the Bloomberg Interview are not only greater than the amount that the D&O Insurers will pay within the framework of the Coverage Settlement Agreement to settle the claims, but also greater than the maximum amount of coverage from the D&O Insurance Program 2002, the Supervisory Board does not believe it is appropriate to limit the individual contribution to the amount of the mandatory statutory deductible pursuant to §93 (2) sentence 3 Stock Corporation Act. The Supervisory Board used double the minimum amount currently prescribed by law as the basis. The amount was then rounded, as there are neither binding statutory requirements for determining such an individual contribution to be provided by a management board member within the framework of a settlement of liability claims based on D&O liability in accordance with §93 (4) sentence 3 Stock Corporation Act, nor a binding formula to calculate it.

Dr. Breuer, in turn, also waives all claims against the Company from or in connection with the Bloomberg Interview. This applies in particular to any of Dr. Breuer’s claims against the Company to reimbursement of expenses. The Company will

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General Meeting 2016

not reimburse Dr. Breuer for any costs in connection with the ongoing or future criminal trial proceedings or criminal investigations in connection with Kirch-related matters. To the extent that the Company has already fulfilled such claims, Dr. Breuer does not have any repayment obligation. This applies to Dr. Breuer’s legal expenses (attorneys’ fees) that were covered by the Company and were not refunded by the Insurers (see section 1.d.).

Any claims that Dr. Breuer may have in his favor from the existing criminal legal expenses (legal protection) insurance that was taken out by the Company remain unaffected. These claims are not directed against the Company and therefore are not covered by the reciprocal waiver of claims. The criminal legal expenses insurance covers, until the exhaustion of the insurance sum, the costs of the legal advice and defence of Dr. Breuer in the criminal proceedings currently being heard before the District Court (LG) Munich I (5 Kls 401 Js 160239/11) in connection with the Kirch proceedings. Under certain conditions specified in the insurance contract, Dr. Breuer will have to return amounts reimbursed by the insurer. These repayment obligations also remain unaffected by the Liability Settlement Agreement.

Upon the full payment of the individual contribution, all of the Company’s known and unknown claims against Dr. Breuer directly or indirectly from or in connection with the Bloomberg Interview shall be settled. The liability claim shall only be upheld only to the extent that this is required in order to enforce the coverage claims against the D&O Insurer currently in liquidation, Lumbermens Mutual Casualty Company in Liquidation (“Lumbermens”), which has not participated in the Coverage Settlement Agreement. To this extent Dr. Breuer assigns the coverage claims he is entitled to from the Insurance Program 2002 against Lumbermens to the Company (see section 5.b.).

Should claims be asserted against Dr. Breuer in connection with the Bloomberg Interview by the Kirch side or by third parties against whom the Kirch side asserts claims, in noncompliance with the agreements made in the Kirch Settlement Agreement with the Company, the Company shall indemnify Dr. Breuer from such claims. In addition, the Company shall reimburse Dr. Breuer for legal defence costs he incurs in this connection if such costs are not covered by the provision to be formed pursuant to the Coverage Settlement Agreement (see section 5.c.).

b.	Interdependency of the Liability Settlement Agreement and the Coverage Settlement Agreement

The Liability Settlement Agreement shall only become effective (condition precedent) if the Company’s General Meeting consents to it and no minority of shareholders whose aggregate holding equals or exceeds one-tenth of the share capital raises an objection to be recorded in the minutes. This addresses the requirements already specified above (see section 3) of §93 (4) sentence 3 Stock Corporation Act. In addition, the validity of the Liability Settlement Agreement is linked to the validity of the Coverage Settlement Agreement as a condition subsequent. If the Coverage Settlement Agreement does not become effective with the consent of the General Meeting or if the Coverage Settlement Agreement between the Company and at least one of the D&O Insurers participating in it is determined to be invalid and/or void with final and res judicata effect, or if an action for rescission or for nullification is successful against the General Meeting’s consenting resolution, the validity of the Liability Settlement Agreement shall also lapse retroactively. The Liability Settlement Agreement and Coverage Settlement Agreement “stand and fall” together; any invalidity or nullification of one agreement leads to the invalidity of the other agreement. The reason for this is that the Liability Settlement Agreement and the Coverage Settlement Agreement form one “entire package” within the framework of the settlement concept, and this shall only be effective or ineffective in its entirety.

The necessity of such a connection arises in that Dr. Breuer as an insured person is the holder of coverage claims from the D&O Insurance Program 2002 and the D&O Insurers can only be released from their obligations from the D&O Insurance Program 2002 when all liability claims are settled for which insurance coverage could exist under the D&O Insurance Program 2002. For this reason, the D&O Insurers were only prepared to enter into the Coverage Settlement Agreement if the claims against Dr. Breuer from and in connection to the Bloomberg Interview are fully settled within the framework of the Liability Settlement Agreement. Inversely, Dr. Breuer was only prepared to waive his claims to coverage from the D&O Insurance Program 2002 if a Liability Settlement Agreement is concluded with him simultaneously that fully settles the liability claims the Company has against him.

c.	Grounds for the Liability Settlement Agreement

Although a quantification of the Company’s claims to compensation for damages against Dr. Breuer is subject to a certain degree of legal uncertainty, the Supervisory Board holds the view in light of the legal opinions it obtained that the Company is prospectively entitled to claims to compensation for damages against Dr. Breuer due to the Bloomberg Interview in an amount that can be assumed, in any event, to exceed his personal capacity to pay. This also applies when taking into account the possible payments of the D&O Insurers. Against this backdrop, the Supervisory Board is convinced that concluding the Liability Settlement Agreement with Dr. Breuer is preferable to an enforcement of claims to compensation for damages before the courts.

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General Meeting 2016

Such a judicial enforcement of the claims is not in the best interests of the Company. This is already evident considering that a lengthy lawsuit before the courts would probably be necessary in which many of the previously un-clarified questions of the Kirch proceedings would have to be raised again. Also to be taken into account here is that Dr. Breuer contests both the existence of a breach of duty and the causality of the Bloomberg Interview for the insolvency of the Kirch Group. Against this backdrop, a contested lawsuit would probably entail significant trial risks, high costs and significant reputational damages. In addition, a liability trial would tie up, for a considerable period, human and financial resources of the Company that could otherwise be used in a more meaningful manner.

In the event of a legal dispute in court with Dr. Breuer, there would be the risk in particular that a significant portion of the funds available for the settlement of damage claims would be exhausted. This applies not only with regard to Dr. Breuer’s personal assets but also with regard to the D&O Insurers’ payments. The funds they would use to defend against the claims asserted by the Company would no longer be available for the settlement of damage claims. There would thus be a significant risk that the amounts to be gained in the event of a judicial enforcement of the damage compensation claims from Dr. Breuer and the D&O Insurers would be below the amounts to be gained for the Company through a settlement based on the proposed Liability Settlement Agreement and Coverage Settlement Agreement. Against the backdrop of the existing legal coverage risks from the D&O Insurance Program 2002, this applies in particular to the payments of the D&O Insurers as set out in the Coverage Settlement Agreement (see section 5.c.).

Furthermore, it would also have to be expected that a liability claims trial between the Company and Dr. Breuer would involve a significant level of media coverage and that this would keep public attention, including that of the Company’s clients and employees, on the legal disputes now lasting well over a decade in connection with Kirch-related matters for an indefinite period. As a result, the renown and reputation of the Company would be damaged further.

Finally, a successful court enforcement of claims against Dr. Breuer and a subsequent seizure of his assets would prospectively involve the ruin of his financial existence. The Supervisory Board does not consider this to be appropriate in light of his services to the Company. In this context, the Supervisory Board took into consideration that Dr. Breuer has always remained loyal to the Company throughout the Kirch proceedings lasting more than ten years, although no commitments could be made to him regarding a potential subsequent assertion of damage compensation claims. In addition, the Supervisory Board assumes that Dr. Breuer did not intentionally breach his duties towards the Company, nor did he want to cause damages to the Company through the Bloomberg Interview. Also against this backdrop, a potentially ruinous assertion of claims against Dr. Breuer by the Company could have a negative impact on its attractiveness to other senior executives as well as their motivation.

The Supervisory Board also considers it appropriate, in light of the amount of the damages incurred by the Company in connection with the Bloomberg Interview that Dr. Breuer participate in the adjustment of the damage claims with a substantial contribution from his personal assets. A full waiver or reduction to a merely symbolic amount would not properly address the behavior-influencing effect of D&O liability because the impression could be created that the company accepts conduct in breach of duty on the part of members of its management bodies without any sanctions. Also for this reason, the currently mandatory statutory deductible pursuant to §93 (2) sentence 3 Stock Corporation Act, which the Supervisory Board used as a basis of reference, provides meaningful guidance for the measurement of Dr. Breuer’s individual contribution.

5.	Coverage Settlement Agreement

The wording contained in the Coverage Settlement Agreement is given in the invitation to the General Meeting under Agenda Item 10.

a.	Negotiations with the D&O Insurers

The D&O Insurers contested their obligation to provide coverage for the damages incurred to the Company from the Bloomberg Interview. On the one hand, they asserted that Dr. Breuer did not commit any breach of his duties as a member of the Company’s Management Board that would lead to a claim to compensation on the part of the Company and, on the other, they brought forward a series of legal objections to coverage in the event of such a liability on the part of Dr. Breuer for damage claims. In this context, they essentially cited the exclusionary elements regulated in the insurance conditions for insurance coverage: If Dr. Breuer had an obligation to compensate the Company for damages, then, according to the statements in the judgement of the Higher Regional Court (OLG) Munich of December 14, 2012, it is likely that the insurance coverage would be excluded on the basis of a knowing breach of duty. Furthermore, according to the insurance conditions, liability claims that are asserted at the initiative of the Company or at its instruction are excluded from insurance coverage; this applies to all claims of the Company against Dr. Breuer, in particular those on the grounds of liability as member of a management body (D&O liability) pursuant to §93 (2) Stock Corporation Act.

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General Meeting 2016

Following intensive negotiations with the D&O Insurers and Dr. Breuer, the Company entered into a Coverage Settlement Agreement in March 2016 with Dr. Breuer and all of the D&O Insurers with the exception of the insurer in liquidation, Lumbermens Mutual Casualty Company in Liquidation (see the following section 5.b.).

b.	Lumbermens Mutual Casualty Company in Liquidation

In 2013, Lumbermens, an insurer that participated in the 8th excess insurance policy, filed for insolvency and since then has been in special liquidation proceedings that are subject to the regulations of U.S. law applicable to the insolvent insurer. To uphold the legal claims to coverage from the D&O Insurance Program 2002 against Lumbermens, the Company registered a claim of €10,982,549.60 with the liquidator responsible for Lumbermens, the Office of the Special Deputy Receiver (222 Merchandise Mart Plaza, Suite 2 960, Chicago, Illinois 60654-1309, USA; “OSD”) per letter of October 16, 2014. Due to the OSD’s obligation to service more senior claims of Lumbermens’s other creditors, the OSD has not yet evaluated the Company’s claim. In February 2016, following the Company’s various enquiries, the OSD rejected a participation in the Coverage Settlement Agreement at the time it was concluded. The liquidation proceedings can last several more years.

This leads to the following effects for the Liability Settlement Agreement and Coverage Settlement Agreement:

Unlike the legal claims to coverage against all other D&O insurers of the D&O Insurance Program 2002, the legal claims to coverage against Lumbermens are not settled through the Coverage Settlement Agreement, but remain in place. The participation ratio attributed to Lumbermens within the total settlement amount of the Coverage Settlement Agreement of €100.26 million is to be borne by the Company in the interim as a deductible. The Company can continue to pursue the full amount of the claims against Lumbermens. If and in what amount the share attributable to Lumbermens amounting to €1,098,165.00 is to be borne by the Company with final effect will be determined when it is decided whether or not the Company will receive a payment from the OSD.

Within the Liability Settlement Agreement, the liability claim against Dr. Breuer is only upheld to the extent required to pursue the legal claims to coverage against Lumbermens (see section 4.a. above). Within the Liability Settlement Agreement, Dr. Breuer assigns his legal claims to coverage against Lumbermens from the D&O Insurance Program 2002 to the Company. Also in the event of an enforcement of these claims, the payment to be provided by Dr. Breuer personally remains limited to the individual contribution of €3.2 million. Pursuant to the Liability Settlement Agreement, the Company shall reimburse Dr. Breuer for legal defence expenses that he could be entitled to in connection with the Company’s pursuit of claims against Lumbermens, to the extent that such costs are not covered by the provision to be formed according to the Coverage Settlement Agreement (see section 5.c.).

c.	Material points of the Coverage Settlement Agreement

The Coverage Settlement Agreement entered into in March 2016 between the Company, Dr. Breuer and the D&O Insurers provides that the D&O Insurers shall pay a total settlement amount of €100.26 million for the settlement of the Company’s claims against Dr. Breuer in connection with the Bloomberg Interview as well as Dr. Breuer’s existing claims to coverage against the D&O Insurers from the D&O Insurance Program 2002. The total settlement amount comprises the individual amounts that are allocated in accordance with the negotiated participation ratios (see Annex 1 to the Coverage Settlement Agreement) to the primary policy and each of the respective excess policies. Besides the payments still to be made by the D&O Insurers on the basis of the Coverage Settlement Agreement, the total settlement amount also includes various amounts that have already been paid from the primary policy of the D&O Insurance Program 2002 or that are to be borne by the Company. The total settlement amount consists of the following individual amounts:

•	If the Company’s Ordinary General Meeting 2016 consents to the Liability Settlement Agreement and Coverage Settlement Agreement, an amount of €69,535,979.12 shall become due for payment to the Company 30 days after holding the Ordinary General Meeting.

•	Already paid from the primary policy of the D&O Insurance Program 2002 were the costs for Dr. Breuer’s defence against the Kirch Group claims and subsequently to the Kirch Settlement Agreement against the claims of the Company. These payments, too, will be deducted from the total settlement amount. The relevant costs at the time of concluding the Coverage Settlement Agreement came to an aggregate of €9,443,355.88 and may still increase slightly. In this case, the amount specified above, payable 30 days after holding the Ordinary General Meeting, shall be reduced accordingly.

•

Furthermore, the Coverage Settlement Agreement provides for a provision of €10 million for possible further insured events that could fall under the D&O Insurance Program 2002. This provision will be formed through a payment of €5 million each by Zurich Insurance plc Niederlassung für Deutschland and Allianz Global Corporate & Specialty SE into an account for the Company that will be administered by Zurich Insurance plc Niederlassung für Deutschland. The costs and fees for the administration of this account shall be borne by the Company. If this provision is not drawn upon, the amount in reserve of EUR 10 million will be paid

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General Meeting 2016

out to the Company on December 31, 2018. Otherwise the amount remaining from the provision after the deduction of costs for any further insurance cases that fall under the D&O Insurance Program 2002 will be paid out to the Company.

•	The shares attributed to the 5th and a portion of the 7th excess policies of the total settlement amount of €100.26 million will be borne by the Company as a deductible (see section 2.b.). The amounts are €7.12 million as a deductible in the 5th excess policy and €3.0625 million as a deductible in the not-insured portion of the 7th excess policy (=35%), i.e. a total of €10.1825 million. The Company shall not receive payments of these amounts from the D&O Insurers from the Coverage Settlement Agreement.

•	The share attributed in the 8th excess policy to Lumbermens of €1,098,165.00 within the total settlement amount of €100.26 million will be borne by the Company as a deductible in the interim, i.e. until a payment is possibly made by the OSD from the liquidation proceedings (see section 5.b.). In such case, the Company shall only receive payments if the coverage claims against Lumbermens can be fulfilled in the liquidation proceedings.

Upon full payment of the settlement amounts provided for in the Coverage Settlement Agreement by the D&O Insurers, the insurance sums of all insurance policies belonging to the D&O Insurance Program 2002 with the exception of the participation of Lumbermens in the 8th excess policy shall be deemed to have been fully exhausted and all legal claims to coverage under the D&O Insurance Program 2002 shall be deemed fully released. Insurance cover for any further insured events that are attributable to the D&O Insurance Program 2002 shall exist only within the framework of the provision formed under the settlement amounting to €10 million, which was generously measured as a precautionary measure. In the event that claims are nonetheless asserted against one or more D&O Insurers on the basis of the insurance policies of the D&O Insurance Program 2002, the Company undertakes in the Coverage Settlement Agreement to bear the costs for the in-court and out-of-court defence of the coverage claims and to indemnify the D&O Insurers from any final and res judicata coverage claims as well as final and enforceable arbitral awards and from any expenditures for the avoidance of the provisional enforceability of a non-final court decision.

d.	Grounds for the Coverage Settlement Agreement

The Supervisory Board and Management Board are convinced that concluding the Coverage Settlement Agreement is in the interests of the Company because there would be significant trial risks in a contested litigation case with the D&O Insurers and the Company would be impacted by significant costs as well as by a legal dispute with a long duration and an uncertain outcome. In weighing up all the opportunities and risks associated with a disputed enforcement before the courts, concluding the Coverage Settlement Agreement constitutes the preferable solution for the Company, also in consideration of the financial aspects.

The Supervisory Board and the Management Board, each independently from one another, obtained external legal advice on the legal coverage situation and the trial risks of a legal dispute with the D&O Insurers. The trial risks arise in that an enforcement of the legal claims to coverage would raise a series of questions with relevance for the decision on points of insurance coverage law for which no legal precedents exist. Furthermore, there are indications for the potential applicability of exclusionary elements to insurance coverage that are included in the insurance conditions. Therefore, there is a not-insignificant risk in a disputed case that the courts (of arbitration) may fully reject or at least not fully grant claims from the D&O Insurance Program 2002 in the amounts that would be obtainable on the basis of the settlement amounts in the Coverage Settlement Agreement. With regard to the exclusionary elements contained in the insurance conditions, it is uncertain, in particular, if the Company’s liability claim on the basis of §93 (2) Stock Corporation Act against Dr. Breuer is excluded from insurance coverage. Although this exclusion, according to the insurance conditions, shall not apply if the claim is asserted at the instruction of independent shareholders, i.e. the General Meeting, it appears uncertain as to whether this provision is applicable in the present case.

In addition, there are procedural risks that arise from the arbitration clauses in the insurance policy contracts. For example, the legal claims to coverage are to be asserted in an arbitration proceeding according to German law on civil procedure; however, the claims against the D&O Insurers of the 8th and 9th excess policies would potentially, in some cases, have to be pursued according arbitration procedures governed by other rules (Bermuda International Conciliation and Arbitration Act 1993, laws of the State of New York in the U.S., and the Arbitration Act 1996 (of England)) and in other courts of jurisdiction (London) or before the ordinary courts of law. The enforcement of legal claims to coverage can thus take a period of several years solely due to the differing jurisdictions and differing legal systems. Should an enforcement of the liability claim against Dr. Breuer through an ordinary court of law proceeding be necessary beforehand, a further protraction of the duration of the proceedings can be expected.

A court enforcement of the claims in a preliminary liability claims trial against Dr. Breuer and a subsequent coverage claims trial against the D&O Insurers would also prospectively lead to further reputational damage to the Company (see section 4.c.).

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General Meeting 2016

6.	Arbitration Agreement

The Company entered into an Arbitration Agreement with Dr. Breuer and the D&O Insurers. According to this agreement, all disputes possibly arising in connection with the Coverage Settlement Agreement concluded between the Company, Dr. Breuer and the D&O Insurers or concerning its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration (DIS) without recourse to the ordinary courts of law. For reasons of civil procedural law, the Arbitration Agreement had to be entered into as a separate agreement and signed separately by the Company, Dr. Breuer and the D&O Insurers. The Arbitration Agreement does not cover possible disputes between the Company and Dr. Breuer from the Liability Settlement Agreement. The wording contained in the Arbitration Agreement is given in the invitation to the General Meeting under Agenda Item 10.

7.	Summarized recommendation

The Supervisory Board and Management Board are convinced that the proposed adjustment by means of a settlement of the Company’s claims to compensation for damages against Dr. Breuer and the D&O Insurers in connection with the Bloomberg Interview through the Liability Settlement Agreement and the Coverage Settlement Agreement is preferable to an enforcement of the claims before the courts (judicial enforcement). In the event of a judicial enforcement of the claims for damages, years of legal disputes would have to be expected, which would entail substantial legal risks, in particular regarding the claims against the D&O Insurers. Public attention including that of the Company’s customers and employees would be kept for an indefinite period on the Kirch-related matters and the risks associated with litigation cases, which have already in public opinion caused significant reputational damage to the Company. Furthermore, a judicial enforcement of the claims to compensation for damages against Dr. Breuer would not only entail significant costs and burdens for the Company, but would probably exhaust a significant portion of the funds available for the settlement of damage claims in the form of insurance benefits as well as the personal assets of Dr. Breuer. Therefore, even if the Company is granted judicial enforcement, the amount of compensation for damages that could actually be obtained from Dr. Breuer and the D&O Insurers is uncertain. There would thus be a significant risk that the amounts to be gained in this way would be below the amounts to be gained for the Company through a settlement based on the proposed Liability Settlement Agreement and Coverage Settlement Agreement. As a result, the Supervisory Board and Management Board are convinced that it is therefore in the Company’s own interests to seek recourse for the damages incurred by the Company in connection with the Bloomberg Interview from Dr. Breuer and the D&O Insurers by entering into the settlement agreements proposed under Item 10 of the Agenda instead of seeking such recourse through a dispute before the courts. This is linked, in particular, to the advantage for the Company that the legal disputes in connection with the Kirch-related matters would basically be concluded. Finally it does not appear appropriate – in light of Dr. Breuer’s many years of service on behalf of the Company – to fully or extensively destroy his financial existence through a disputed pursuit of the claims.

The Supervisory Board and Management Board therefore propose that the General Meeting consent to the Liability Settlement Agreement and the Coverage Settlement Agreement as well as to the supplementary Arbitration Agreement to the Coverage Settlement Agreement.

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General Meeting 2016

Total number of shares and voting rights

The company’s share capital at the time of convocation of this General Meeting amounts to €3,530,939,215.36 and is divided up into 1,379,273,131 registered (no par value) shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 12,180,792 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.

Participation in the General Meeting and exercise of voting rights

Pursuant to §17 of the Articles of Association, shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 13, 2016, either electronically using the company’s password-protected Internet portal as specified in the letter to registered shareholders (www.db.com/general-meeting) or in writing to the domicile of the company in Frankfurt am Main or to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Pursuant to §67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 13, 2016 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 13, 2016. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 13, 2016, however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also be represented and have their voting rights exercised by an authorized representative (proxy) – for example, a bank or a shareholders’ association. The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to §135 (10) Stock Corporation Act in conjunction with §125 (5) Stock Corporation Act, nor to a shareholders’ association, or another person with an equivalent status pursuant to §135 (8) Stock Corporation Act.

Powers of attorney can also be issued and revoked until May 19, 2016, 12 noon, electronically using the password-protected Internet portal www.db.com/general-meeting.

Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@rsgmbh.com

If powers of attorney to exercise voting rights are issued to banks, to institutions or companies with an equivalent status pursuant to §135 (10) Stock Corporation Act in conjunction with §125 (5) Stock Corporation Act or to shareholders’ associations or other persons with an equivalent status pursuant to §135 (8) Stock Corporation Act, the requisite form for these is specified, where appropriate, by the recipients.

The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney can be issued and the instructions can be submitted in writing to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies electronically by May 19, 2016, 12 noon, using the password-protected Internet portal www.db.com/general-meeting.

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Details on how to issue a power of attorney and instructions using the Internet are given in the documents sent to the shareholders.

Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.

Submitting absentee votes

As in previous years, shareholders listed in the share register can submit their votes – without participating in the General Meeting – through absentee voting. Registration in due time is indispensable for this form of voting, too.

Votes submitted within the framework of absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 13, 2016. For absentee voting in writing, please use the personalized registration form sent to you with the invitation and return it to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Furthermore, you can participate in absentee voting using the password-protected Internet service for the General Meeting; in this case, the deadline specified above also applies.

After May 13, 2016, you will no longer be able to submit your votes through absentee voting. This also applies if you have previously requested an admission card or issued a power of attorney to a third party or a company proxy.

A change of votes cast in the absentee ballot is only possible after May 13, 2016, using the password-protected Internet portal and only for the absentee voters who submitted their absentee votes using the password-protected Internet portal. This possibility of changing votes ends at 12 noon on the day of the General Meeting. The possibility to participate in the General Meeting by revoking the absentee ballot remains unaffected.

Furthermore, authorized banks, institutions or companies with an equivalent status pursuant to §135 (10) Stock Corporation Act in conjunction with §125 (5) Stock Corporation Act as well as shareholders’ associations or other persons with an equivalent status pursuant to §135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.

Requesting documents for the General Meeting

Requests for documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be sent to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Telefax: +49 69 2222 34283

Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.db.com/general-meeting. Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

Requests for additions to the Agenda pursuant to §122 (2) Stock Corporation Act

Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of €500,000 (the latter of which corresponds to 195,313 shares) may request that items be placed on the Agenda and published. The request must be addressed in writing to the Management Board of the company and be received by the company at the latest on Monday, April 18, 2016. Please send such requests to the following address:

Deutsche Bank Aktiengesellschaft

Management Board

60262 Frankfurt am Main

Germany

Each new item of the Agenda must also include a reason or a resolution proposal. An applicant making such a request must prove that he/she has owned his/her shares for at least three months before the General Meeting (i.e. at the latest since February 19, 2016) and that he/she will continue to hold the shares until the Management Board’s decision on the petition. The provisions of §70 and §121 (7) Stock Corporation Act must be observed in determining this period.

The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

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General Meeting 2016

Shareholders’ counterproposals and election proposals pursuant to §126 (1), §127 Stock Corporation Act

The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervisory Board on specific Agenda Items and election proposals for the election of Supervisory Board members or auditors. Such proposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft

Investor Relations

60262 Frankfurt am Main

Germany

e-mail: db.ir@db.com

Telefax: +49 69 910 38591

Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the company at the address specified above by Wednesday, May 4, 2016, at the latest, will be made accessible through the website:

www.db.com/general-meeting

along with the name of the shareholder and, specifically in the case of counterproposals, the reason and, in the case of election proposals, the additional information to be provided by the Management Board pursuant to §127 (4) Stock Corporation Act, as well as any comments by management.

The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to §126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his/her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

Right to obtain information pursuant to §131 (1) Stock Corporation Act

At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf.§131 (1) Stock Corporation Act). The duty to provide information covers the company’s legal and business relations with affiliated companies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank AG. In principle, requests for information are to be put forward at the General Meeting verbally.

The Management Board may refrain from answering individual questions for the reasons specified in §131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chair of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf.§19 (2) sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to §122 (2), §126 (1), §127 and §131 (1) Stock Corporation Act can be found on the company’s website at www.db.com/general-meeting.

Notice on the company’s website

Information pursuant to §124a Stock Corporation Act on this year’s Ordinary General Meeting is accessible on the company’s website at www.db.com/general-meeting. Following the General Meeting, the voting results will be announced at the same Internet address.

Frankfurt am Main, March 2016

Deutsche Bank Aktiengesellschaft

The Management Board

Deutsche Bank	Additional information on Item 9 – Election to the Supervisory Board	31
General Meeting 2016

Additional information on Item 9 – Election to the Supervisory Board

Katherine Garrett-Cox

Residence: Brechin, Angus, United Kingdom

First elected:	2011
Term expires:	2016
Personal information

Year of birth:	1967
Nationality:	British

Career

2008 – 2016	Group Chief Executive and Chief Investment Officer, Alliance Trust PLC Executive Chairman, Alliance Trust Savings Ltd.
2009 – 2016	Chief Executive, Alliance Trust Investments Ltd.
2007	Chief Investment Officer, Alliance Trust PLC
2004 – 2007	Chief Investment Officer and Executive Director, Morley Fund Management (Aviva Investors)
2000 – 2003	Chief Investment Officer, Aberdeen Asset Management Chief Executive, Aberdeen Asset Management Ltd. Executive Director of Aberdeen Asset Management PLC
1993 – 2000	Investment Director, Head of American Equities, Hill Samuel Asset Management
1990 – 1993	Early career at Fidelity Investments and UNI Storebrand
Education

1986 – 1989	History BA (Hons), University of Durham Associate of the Institute of Investment Management and Research, CFA Institute
2008	Harvard Kennedy School of Government “Leadership and Public Policy for the 21st Century”

Memberships on statutory supervisory boards in Germany

Since 2011	Deutsche Bank AG
Memberships on comparable boards

None
Other mandates

Since 2015	Member of the Board of Trustees of the World Economic Forum
Since 2014	Member of the Foundation Board of Young Global Leaders of the World Economic Forum
Since 2014	British Business Ambassador for Financial Services
Since 2006	Trustee of the Baring Foundation, (Vice Chair since 2011; Chair of the Investment Committee since 2015)
2006	Appointed as a Young Global Leader of the World Economic Forum
Since 2002	Member of the UK Society of Investment Professionals, CFA Institute
2010 – 2016	Member of the Advisory Council of The City UK
2012 – 2015	Member of the UK Prime Minister’s Business Advisory Group

Deutsche Bank	Additional information on Item 9 – Election to the Supervisory Board	32
General Meeting 2016

Richard Meddings

Residence:	Sandhurst, United Kingdom
Appointed by court:	2015

Personal information

Year of birth:	1958
Nationality:	British

Career

2002–2014	Group Executive Director, Standard Chartered Plc
2000–2002	Group Financial Controller/COO Wealth Management Division, Barclays Plc
1999–2000	Group Finance Director, Woolwich Plc
1996–1999	Managing Director, Corporate Finance/Investment Banking Division, Barclays de Zoete Wedd (BZW) (subsequently Credit Suisse First Boston)
1984–1996	Corporate Finance/Mergers & Acquisitions/Head of New York Office, Hill Samuel Bank

Education

1977–1980	BA (Hons) Modern History,
Exeter College, Oxford
1983	ACA, Institute of Chartered Accountants
in England and Wales

Memberships in statutory supervisory boards in Germany

Since 2015	Deutsche Bank AG

Memberships in comparable boards

Since 2014	HM Treasury Board
Since 2014	Legal & General Group Plc

Other mandates

Since 2016	Non-Executive Director of TeachFirst
Since 2009	Member of the Financial Reporting Review Panel
Since 2008	Member of the Governing Council of the International Chamber of Commerce, United Kingdom
Since 2004	Member of Seeing is Believing (Chairman until 2014)
2008 – 2014	Non-Executive Director, Senior Independent Director, Chair of Audit and Risk Committee of 3i Plc
2005–2010	Member of the CBI Financial Services Council
2005–2007	Director of the Indo British Partnership
Network

Deutsche Bank
General Meeting 2016

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 910-00

deutsche.bank@db.com

Shareholders’ hotline:

0800 910-80 00*

General Meeting hotline:

0800 100-47 98*

*	Available from within Germany

2016
Financial Calendar
April 28, 2016
Interim Report as of March 31, 2016
May 19, 2016
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
July 27, 2016
Interim Report as of June 30, 2016
October 27, 2016
Interim Report as of September 30, 2016
2017
Financial Calendar
February 2, 2017
Preliminary results for the 2016
financial year
March 17, 2017
Annual Report 2016 and Form 20-F
April 27, 2017
Interim Report as of March 31, 2017
May 18, 2017
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)
July 27, 2017
Interim Report as of June 30, 2017
October 26, 2017
Interim Report as of September 30, 2017